File No. 33-
                                                              CIK #896706
                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:         Insured Municipals Income Trust and
                                Investors' Quality Tax-Exempt Trust,
                                  Multi-Series 227

B. Name of Depositor:           Van Kampen Merritt Inc.

C. Complete address of Depositor's principal executive offices:

                    One Parkview Plaza
                    Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

    Van Kampen Merritt Inc.                 Chapman and Cutler
    Attention:  John C. Merritt, Chairman   Attention:  Mark J. Kneedy
    One Parkview Plaza                      111 West Monroe Street
    Oakbrook Terrace, Illinois  60181       Chicago, Illinois  60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement
________________________________________________________________________
*  500    Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution
**Estimated solely for the purpose of calculating the registration fee.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 227

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Front Cover Page

2. Name and address of Depositor   )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

3. Name and address of Trustee     )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

4. Name and address of principal   )  Underwriting
     underwriter                   )

5. Organization of trust           )  Introduction

6. Execution and termination of    )  Introduction
     Trust Indenture and Agreement )  Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Introduction
      trust's securities and rights)  Unitholder Explanations
      of security holders          )  Trust Information
                                   )  Trust Administration

11. Type of securities comprising  )  Introduction
      units                        )  Trust Information
                                   )  Trust Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Introduction
      expenses                     )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Information
                                   )  Trust Administration

    (b)  Certain information regard-)  *
           ing periodic payment plan)
           certificates            )

    (c)  Certain percentages       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations

    (d)  Certain other fees,       )  Unitholder Explanations
           expenses or charges     )  Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Unitholder Explanations
           received by depositor,  )  Underwriting
           principal underwriter,  )  Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities )  Unitholder Explanations

15. Receipt and handling of payments)  *
      from purchasers              )

16. Acquisition and disposition of )  Introduction
      underlying securities        )  Unitholder Explanations
                                   )  Trust Administration

17. Withdrawal or redemption       )  Unitholder Explanations
                                   )  Trust Administration

18. (a)  Receipt and disposition   )  Introduction
      of income                    )  Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Unitholder Explanations
                                   )  Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Unitholder Explanations
                                   )  Trust Administration

20. Certain miscellaneous provisions)  Trust Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Trust Portfolios
                                   )  Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Trust Administration

26. Fees received by Depositor     )  Trust Administration

27. Business of Depositor          )  Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of Depositor) *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Introduction
      securities by states         )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )
41. (a)  Business of principal     )  Trust Administration
      underwriter                  )

    (b)  Branch offices of principal) *
      underwriter                  )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )  *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering price) Unitholder Explanations
           to certain persons      )

45. Suspension of redemption rights)  *

46. (a)  Redemption valuation      )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to redemption )  *
      price                        )

47. Purchase and sale of interests )  Unitholder Explanations
      in underlying securities     )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Trust Administration
      trustee                      )
49. Fees and expenses of trustee   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

50. Trustee's lien                 )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-)
           ment with respect to    )
           replacement or elimi-   )  Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of underlying) *
           securities              )

    (c)  Policy regarding substitu-)  Trust Administration
           tion or elimination of  )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Trust Information
                                   )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )  Other Matters
      tions 1(c) to Form S-6)      )


__________________________________
* Inapplicable, omitted, answer negative or not required


               Preliminary Prospectus Dated July 11, 1994

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust


1,000 Units                                           Multi-Series 227
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                  PRELIMINARY PROSPECTUS DATED JUNE 28, 1994
                            SUBJECT TO COMPLETION

June 28, 1994                            Van Kampen Merritt

INSURED MUNICIPALS INCOME TRUST AND
INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 225

IM-IT 328
Arkansas IM-IT 1
Massachusetts IM-IT 28
Pennsylvania IM-IT 189
Texas IM-IT 37
Maryland Quality 64

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

      THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of six underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 328 (the "IM-IT"), Arkansas Insured Municipals Income Trust, Series 1 (the "Arkansas IM-IT Trust"), Massachusetts Insured Municipals Income Trust, Series 28 (the "Massachusetts IM-IT Trust"), Pennsylvania Insured Municipals Income Trust, Series 189 (the "Pennsylvania IM-IT Trust"), Texas Insured Municipals Income Trust, Series 37 (the "Texas IM-IT Trust") and Maryland Investors' Quality Tax-Exempt Trust, Series 64 (the "Maryland Quality Trust"). The various trusts are collectively referred to herein as the "Trusts", the Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts are sometimes collectively referred to herein as the "State Trusts", while the IM-IT, Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT and Texas IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" and the Maryland Quality Trust is sometimes referred to herein as the "Quality Trust". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

     "AAA" RATING FOR THE INSURED TRUSTS ONLY. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 22. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. INSURANCE RELATES ONLY TO THE BONDS IN A TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's Corporation. Standard & Poor's Corporation has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price (excluding Purchased Interest) and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial Information". For sales charges in the secondary market, see "Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) , the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. See "Unitholder Explanations--Public Offering".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2                                Introduction

      ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The annual Estimated Current Return and Estimated Long-Term Return to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) were as set forth under "Per Unit Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

     OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     DISTRIBUTIONS. Purchasers of Units will receive distributions on a monthly basis. See "Unitholder Explanations--Settlement of Bonds in the Trusts". Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor, Van Kampen Merritt Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus Purchased Interest; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus Purchased Interest. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus Purchased Interest (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations-- Public Offering--Market for Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public Offering-- Reinvestment Option".

                  Summary of Essential Financial Information                 3

                       INSURED MUNICIPALS INCOME TRUST
                   AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                               MULTI-SERIES 225
                  SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE DATE OF DEPOSIT: JUNE 27, 1994
(EXCEPT FOR THE IM-IT AND THE PENNSYLVANIA IM-IT TRUST AS OF 8:00 A.M. CENTRAL
                                     TIME
                    ON THE DATE OF DEPOSIT: JUNE 28, 1994)

            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK

                                                                                              ARKANSAS         MASSACHUSETTS
GENERAL INFORMATION                                                          IM-IT           IM-IT TRUST        IM-IT TRUST
Principal Amount (Par Value) of Securities in Trust..................   $     9,140,000    $     3,010,000    $     3,015,000
Number of Units......................................................             9,109              3,024              3,033
Fractional Undivided Interest in the Trust per Unit..................           1/9,109            1/3,024            1/3,033
Principal Amount (Par Value) of Securities per Unit <F1>.............   $      1,003.40    $        995.37    $        994.07
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio..............   $     8,587,666    $     2,849,553    $     2,856,425
    Aggregate Offering Price of Securities per Unit..................   $        942.77    $        942.31    $        941.78
    Sales Charge <F2>................................................   $         48.57    $         48.55    $         48.52
    Purchased Interest <F3>..........................................   $        78,905    $        27,631    $        29,410
    Purchased Interest per Unit <F3>.................................   $          8.66    $          9.14    $          9.70
    Public Offering Price per Unit <F3>..............................   $      1,000.00    $      1,000.00    $      1,000.00
Redemption Price per Unit, including Purchased Interest <F3>.........   $        943.57    $        944.27    $        943.90
Secondary Market Repurchase Price per Unit, including Purchased
  Interest <F3>......................................................   $        951.43    $        951.45    $        951.48
Excess of Public Offering Price per Unit Over Redemption Price per
  Unit...............................................................   $         56.43    $         55.73    $         56.10
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
  Price per Unit.....................................................   $          7.86    $          7.18    $          7.58
Minimum Value of the Trust under which Trust Agreement may be
  terminated.........................................................   $     1,828,000    $       602,000    $       603,000

Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... July 6, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                         Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of

4                 Summary of Essential Financial Information
    the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units".
<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                  Summary of Essential Financial Information                 5

                       INSURED MUNICIPALS INCOME TRUST
                   AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                               MULTI-SERIES 225
            SUMMARY OF ESSENTIAL FINANCIAL INFORMATION (CONTINUED)
AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE DATE OF DEPOSIT: JUNE 27, 1994
(EXCEPT FOR THE IM-IT AND THE PENNSYLVANIA IM-IT TRUST AS OF 8:00 A.M. CENTRAL
                                     TIME
                    ON THE DATE OF DEPOSIT: JUNE 28, 1994)

            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK

                                                                         PENNSYLVANIA           TEXAS            MARYLAND
GENERAL INFORMATION                                                       IM-IT TRUST        IM-IT TRUST       QUALITY TRUST
Principal Amount (Par Value) of Securities in Trust..................   $     3,155,000    $     3,050,000    $     3,100,000
Number of Units......................................................             3,109              3,042              3,086
Fractional Undivided Interest in the Trust per Unit..................           1/3,109            1/3,042            1/3,086
Principal Amount (Par Value) of Securities per Unit <F1>.............   $      1,014.80    $      1,002.63    $      1,004.54
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio..............   $     2,942,486    $     2,864,880    $     2,906,142
    Aggregate Offering Price of Securities per Unit..................   $        946.44    $        941.78    $        941.72
    Sales Charge <F2>................................................   $         48.76    $         48.52    $         48.51
    Purchased Interest <F3>..........................................   $        14,917    $        29,513    $        30,136
    Purchased Interest per Unit <F3>.................................   $          4.80    $          9.70    $          9.77
    Public Offering Price per Unit <F3>..............................   $      1,000.00    $      1,000.00    $      1,000.00
Redemption Price per Unit, including Purchased Interest <F3>.........   $        943.72    $        943.83    $        943.72
Secondary Market Repurchase Price per Unit, including Purchased
  Interest <F3>......................................................   $        951.24    $        951.48    $        951.49
Excess of Public Offering Price per Unit Over Redemption Price per
  Unit...............................................................   $         56.28    $         56.17    $         56.28
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
  Price per Unit.....................................................   $          7.52    $          7.65    $          7.77
Minimum Value of the Trust under which Trust Agreement may be
  terminated.........................................................   $       631,000    $       610,000    $       620,000

Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... July 6, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                         Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of

6                 Summary of Essential Financial Information
    the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units".
<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                           Unitholder Explanations                           7

SETTLEMENT OF BONDS IN THE TRUSTS

     THE FUND. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 225 (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Date of Deposit, among Van Kampen Merritt Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     The Fund consists of six separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Indiana, Virginia and Washington may purchase Units of the IM-IT only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

     The portfolio of any IM-IT or State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.

     Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective

8                          Unitholder Explanations
dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit Information" for the applicable Trust. Holders of the Units will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

     OBJECTIVES AND SECURITIES SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2) Financial Guaranty, (3) Municipal Bond Investors Assurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"), (7) Capital Markets Assurance Corporation ("CapMAC") and/or (8) Financial Security Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Bond Insurers") (see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured Trust. No representation is made as to any insurer's ability to meet its commitments.

     Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See "Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

                           Unitholder Explanations                           9

     In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Corporation rating of "BBB-" or at least the Moody's Investors Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's Corporation. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

     In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's Corporation rating of the Securities was in no case less than "BBB-" in the case of the Insured Trusts and "A-" in the case of the Quality Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

     To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

     PORTFOLIO CONCENTRATIONS. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

10                         Unitholder Explanations

     Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may

                           Unitholder Explanations                          11
adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and

12                         Unitholder Explanations
university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

     REPLACEMENT BONDS. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Fund.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range

                           Unitholder Explanations                          13
set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's Corporation or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal, Purchased Interest and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

     BOND REDEMPTIONS. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs

14                         Unitholder Explanations
of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     DISTRIBUTIONS. Distributions of interest received by the Fund, pro rated on an annual basis, will be made monthly. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. Distribution of funds from the Principal Account, if any, will also be made monthly, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

     CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

     As of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Estimated Current Return and the Estimated Long-Term Return were as set forth in the "Per Unit Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be

                           Unitholder Explanations                          15
realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

     CALCULATION OF ESTIMATED NET ANNUAL INTEREST INCOME. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

     The beginning interest date for each Trust is July 6, 1994. The first record date for each Trust (August 1, 1994) is 25 days from such date. The daily rates of estimated net annual interest income per Unit are $.16085, $.14583, $.15586, $.15616, $.15591 and $.15698 for the IM-IT, Arkansas IM-IT,
Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts, respectively. This amounts to $4.02, $3.65, $3.90, $3.90, $3.90 and $3.92 for the IM-IT, Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts, respectively.

     Utilizing the preceding information, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Arkansas IM-IT Trust:

     The Arkansas IM-IT Trust accrues

        $3.65 to the first record date plus

        $43.80 which is 10 normal distributions at $4.38, and finally adding

        $5.05 which has accrued from June 1, 1995 until July 6, 1995 which completes the 360 day cycle (35 days times the daily factor)

     Total $52.50 interest earned / $1,000.00 (Date of Deposit Public Offering
                  Price) = 5.25% Estimated Current Return as of the Date of Deposit.

PURCHASED AND ACCRUED INTEREST

     PURCHASED INTEREST. Purchased Interest is a portion of the unpaid interest that has accrued on the Securities from the later of the last payment date on the Securities or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. See "Summary of Essential Financial Information" for the amount of Purchased Interest per Unit for each Trust. Purchased Interest is an element of the price Unitholders will receive in connection with the sale or redemption of Units prior to the termination of the Trust.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the

16                         Unitholder Explanations
First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     As indicated in "Purchased Interest", accrued interest as of the First Settlement Date includes Purchased Interest. In an effort to reduce the amount of Purchased Interest which would otherwise have to be paid by Unitholders, the Trustee may advance a portion of such accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement (other than the Purchased Interest already included therein), less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal".

     Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the Purchased Interest and accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds (including Purchased Interest) held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price which includes Purchased Interest. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (excluding Purchased Interest) (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust, 4.3% of the Public Offering Price (excluding Purchased Interest) (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (excluding Purchased Interest) (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (excluding Purchased Interest) (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case Purchased Interest and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.

     The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:

YEARS TO MATURITY         SALES CHARGE  YEARS TO MATURITY         SALES CHARGE
 1...................         1.523%    9....................         4.712%
 2...................         2.041     10...................         4.932
 3...................         2.564     11...................         4.932
 4...................         3.199     12...................         4.932
 5...................         3.842     13...................         5.374
 6...................         4.058     14...................         5.374
 7...................         4.275     15...................         5.374
 8...................         4.493     16 to 30.............         6.045

     The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price (excluding Purchased Interest), the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales

                           Unitholder Explanations                          17
charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                                  DOLLAR AMOUNT OF SALES
                                                CHARGE REDUCTION PER UNIT
                                                         IM-IT,
 AGGREGATE NUMBER OF                               STATE AND NATIONAL
   UNITS PURCHASED                                   QUALITY TRUSTS          OTHER TRUSTS
100-249 Units...................................        $ 4.00                 $ 4.00
250-499 Units...................................        $ 6.00                 $ 6.00
500-999 Units...................................        $ 14.00                $ 9.00
1,000 or more Units.............................        $ 19.00                $ 11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen Merritt-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if
(1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen Merritt Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

     OFFERING PRICE. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

     As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities plus Purchased Interest and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before

18                         Unitholder Explanations
the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities plus Purchased Interest and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

     The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

     No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

     The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus Purchased Interest and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus Purchased Interest and accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios".

     Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made five business days following

                           Unitholder Explanations                          19
such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

     MARKET FOR UNITS. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust and the amount of Purchased Interest for each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus Purchased Interest plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus Purchased Interest and any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents Purchased Interest and/or accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit.

     The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net Annual interest Income in the Interest Account of such Trust after deducting estimated expenses. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may

20                         Unitholder Explanations
withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of all unit investment trusts sponsored by Van Kampen Merritt Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

     Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen Merritt Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund or the Van Kampen Merritt Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen Merritt Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is

                           Unitholder Explanations                          21
the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Purchased Interest and accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds and Purchased Interest in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities and Purchased Interest in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) Purchased Interest for each Trust and (iv) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust

22                         Unitholder Explanations
outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement
(i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, the amount of Purchased Interest, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

     Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

     The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment

                           Unitholder Explanations                          23
and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

     Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

     The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

     Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering-- Offering Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

     The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

     AMBAC Indemnity Corporation ("AMBAC Indemnity") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50

24                         Unitholder Explanations
states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,988,000,000 (unaudited) and statutory capital of approximately $1,148,000,000 (unaudited) as of March 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Corporation have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

     Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

     AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

     Municipal Bond Investors Assurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of March 31, 1994 MBIA had admitted assets of $3.2 billion (unaudited), total liabilities of $2.2 billion (unaudited), and total capital and surplus of $998 million (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

     Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company
(BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

     Standard & Poor's Corporation rates all new issues insured by MBIA "AAA" Prime Grade.

     The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Corporation rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

     Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of December 31, 1993, the total capital and surplus of Financial Guaranty was approximately $777,000,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New

                           Unitholder Explanations                          25
York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

     In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

     Financial Security Assurance, Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

     Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

     Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

     Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

     Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Corporation, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     Capital Guaranty Insurance Company ("Capital Guaranty") is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

     Capital Guaranty is authorized to provide insurance in 49 states, the District of Columbia and three U.S. territories. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A" by both Moody's and Standard & Poor's.

26                         Unitholder Explanations

     As of March 31, 1994, Capital Guaranty had more than $12.5 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,042,817 (unaudited), and the total admitted assets were $288,052,110 (unaudited) as reported to the Insurance Department of the State of Maryland as of March 31, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

     CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

     CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's Corporation ("Standard & Poor's"), "AAA" by Duff & Phelps, Inc. ("Duff & Phelps") and "AAA" by Nippon Investors Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees.

     Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

     CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

     CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other security, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

     CapMAC's obligations under the Surety Bond(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

     THE SURETY BOND IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

     As of December 31, 1993 and 1992, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $168 million and $163 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under surety bonds issued by CapMAC.

     In addition to its qualified statutory capital and other reinsurance available to pay claims under its surety bonds, CapMAC has entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur Swiss Insurance Company (the "Reinsurer"), which is rated AAA by Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop Loss Agreement on the surety bonds covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such surety bonds (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has a term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

                           Unitholder Explanations                          27

     CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated A1+/P1 by Standard & Poor's and Moody's, respectively, having a term of 360 days. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its surety bonds, including the Surety Bond.

     Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

     In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

     Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's Corporation has assigned to the Units of each Insured Trust its "AAA" investment rating. See "Description of Securities Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or as a guarantee of the market value of such Trust or of the Units.

     On the date of this Prospectus, the Estimated Current Return on the Securities in the Arkansas IM-IT Trust was 5.25% after payment of the insurance premium or premiums payable by such Trust, while the Estimated Long-Term Return on such Trust was 5.37%. The Estimated Current Return on an identical portfolio without the insurance obtained by the above-mentioned Trust would have been 5.28% on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 5.40%.

     An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's Corporation "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's Corporation) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's Corporation. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

     In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

     The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the

28                         Unitholder Explanations
municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

     The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

     The Bonds in the Insured Trusts are insured as follows:

                                                         BONDS INSURED        BONDS INSURED
                                                          UNDER AMBAC        UNDER FINANCIAL
                                                           INDEMNITY            GUARANTY            PREINSURED
                       TRUST                          PORTFOLIO INSURANCE  PORTFOLIO INSURANCE         BONDS           TOTAL
IM-IT...............................................          0%                   0%                  100%            100%
Arkansas IM-IT......................................          25%                  0%                   75%            100%
Massachusetts IM-IT.................................          0%                   0%                  100%            100%
Pennsylvania IM-IT..................................          0%                   0%                  100%            100%
Texas IM-IT.........................................          0%                   0%                  100%            100%

     The breakdown of the Preinsured Bonds is as follows: IM-IT--AMBAC Indemnity 22%, Financial Guaranty 29%, MBIA 44% and FSA 5%; Arkansas IM-IT Trust--MBIA 46% and FSA 29%; Massachusetts IM-IT Trust--AMBAC Indemnity 15%, Financial Guaranty 17%, MBIA 53% and FSA 15%; Pennsylvania IM-IT Trust--AMBAC Indemnity 22%, Capital Guaranty 16%, Financial Guaranty 14% and MBIA 48%; Texas IM-IT Trust--AMBAC Indemnity 17%, Financial Guaranty 23%, MBIA 44% and FSA 16%.

                              IM-IT-- Series 328                            29

IM-IT

      GENERAL. The IM-IT consists of 13 issues of Securities. Two of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 9 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Water and Sewer, 3 (33%); Health Care, 4 (25%); General Obligations, 2 (11%); Public Building, 1 (11%); Public Education, 1 (11%); Retail Electric/Gas, 1 (8%) and General Purpose, 1 (1%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 30 years.

     TAX STATUS. For a discussion of the Federal tax status of income earned on IM-IT Units, see "Other Matters-- Federal Tax Status".

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $  59.51
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $   1.61
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................       --
      Estimated Net Annual Interest Income per Unit............................................................  $  57.90
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $  57.90
      Divided by 12............................................................................................  $   4.83
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $ .16085
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................      5.79%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................      5.85%
Initial Distribution (August 1994).............................................................................  $   4.02
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $   4.83
PURCHASED INTEREST <F6>........................................................................................  $   8.66

Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        AUGUST 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.20 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"
     Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $59.71. Estimated Annual Expense per Unit (excluding insurance) will be increased to $1.81; and estimated net annual interest income per Unit will remain the same as shown. See "Estimated Current Returns and Estimated Long-Term Returns". Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $8,957.
<F2> Excluding insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current
     Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated
     Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

30                            IM-IT-- Series 328

INSURED MUNICIPALS INCOME TRUST
SERIES 328 (IM-IT AND QUALITY MULTI-SERIES 225)
PORTFOLIO AS OF JUNE 28, 1994

              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        OFFERING
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          PRICE TO
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         IM-IT<F4>
$    500,000  Signal Hill School District Number 181, St. Clair County,
                Illinois, General Obligation School Bonds, Series 1994 (FSA
                Insured)                                                                  2004 @ 102
                6.75% Due 12/1/2013..........................................    YAAA     2009 @ 100 S.F.     $     517,300
     515,000  City of Pawtucket, Rhode Island, General Obligation Bonds,
                Series 1994 (FGIC Insured)
                #5.75% Due 4/15/2014.........................................    YAAA     2003 @ 102                479,228
   1,000,000  Western Boone County School Building Corporation, First
                Mortgage Bonds, Series 1994 (Thorntown, Indiana) MBIA Insured             2004 @ 102
                #6.25% Due 1/15/2016.........................................    YAAA     2010 @ 100 S.F.           987,570
     300,000  Wisconsin State Health and Educational Facilities Authority,
                Revenue Bonds (Sisters of the Sorrowful Mother Corporation)
                Series 1993D (MBIA Insured)                                               2003 @ 102
                #5.50% Due 8/15/2019.........................................     AAA     2014 @ 100 S.F.           265,515
     125,000  Municipal Authority of Westmoreland County (Westmoreland
                County, Pennsylvania) Municipal Service Revenue Bonds, Series
                1993 (FGIC Insured)
                #0.00% Due 8/15/2021.........................................     AAA                                22,193<F6>
   1,000,000  Metropolitan Pier and Exposition Authority (Illinois) McCormick
                Place Expansion Project, Revenue Bonds, Series 1992A (FGIC
                Insured)**
                #6.50% Due 6/15/2022.........................................     AAA     2003 @ 102              1,005,000
     700,000  Charleston County, South Carolina, Hospital Facilities Revenue
                Refunding and Improvement Bonds, Series 1992 (Medical Society
                Health Systems, Inc. Project) MBIA Insured                                2002 @ 100
                #5.00% Due 10/1/2022.........................................     AAA     2020 @ 100 S.F.           564,620
   1,000,000  Washington Health Care Facilities Authority, Revenue Bonds,
                Series 1992 (Swedish Hospital Medical Center Issue) AMBAC
                Indemnity Insured                                                         2002 @ 102
                #6.30% Due 11/15/2022........................................     AAA     2013 @ 100 S.F.           983,980
     250,000  Illinois Health Facilities Authority, Revenue Bonds (Ingalls
                Health System Project) Series 1994 (MBIA Insured)**                       2004 @ 102
                #6.25% Due 5/15/2024.........................................    YAAA     2015 @ 100 S.F.           244,012
   1,000,000  Pottawatomie County Development Authority, Oklahoma, Water
                Revenue Bonds, Refunding Series 1993 (North Deer Creek
                Reservoir Project) AMBAC Indemnity Insured                                2003 @ 102
                #5.90% Due 7/1/2026..........................................     AAA     2016 @ 100 S.F.           934,770
   1,000,000  Loudoun County Sanitation Authority (Virginia) Water and Sewer
                System Revenue Bonds, Refunding Series 1992 (FGIC Insured)                2003 @ 100
                #6.25% Due 1/1/2030..........................................     AAA     2017 @ 100 S.F.           986,800
     750,000  South Carolina Public Service Authority, Revenue Bonds,
                Refunding Series 1993C (Santee Cooper) MBIA Insured                       2003 @ 102
                #5.125% Due 1/1/2032.........................................     AAA     2026 @ 100 S.F.           612,158
   1,000,000  Seattle, Washington, Metropolitan Seattle Sewer Revenue Bonds,
                Series W (MBIA Insured)                                                   2003 @ 102
                #6.30% Due 1/1/2033..........................................     AAA     2024 @ 100 S.F.           984,520
$  9,140,000                                                                                                  $   8,587,666

All of the Bonds in the portfolio are insured by one of the Preinsured Bond insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                          Arkansas IM-IT-- Series 1                         31

ARKANSAS IM-IT TRUST

      GENERAL. The Arkansas IM-IT Trust consists of 8 issues of Securities. Two of the Bonds in the Arkansas IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Arkansas IM-IT Trust) as follows: Industrial Revenue, 2 (20%); Retail Electric/Gas, 1 (20%); Single Family Mortgage Revenue, 1 (20%); Health Care, 1 (17%); General Obligations, 2 (14%) and Water and Sewer, 1 (9%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. The Constitution of Arkansas specifically prohibits the creation of any State general obligation debt unless authorized in a Statewide general election. Although the State of Arkansas defaulted on some of its general obligation debt during the depression in the later 1930s, it has not failed to pay the principal and interest on any of its general obligations when due since that time.

     Act 496 of 1981, as amended, the "Arkansas Water Resources Development Act of 1981," ("Act 496"), authorizes the issuance of State Water Resources Development General Obligation Bonds by the State of Arkansas, acting by and through the Arkansas Soil and Water Conservation Commission. The issuance of bonds pursuant to Act 496 was approved by the electors of the State at the general election on November 2, 1982. The total principal amount of bonds issued during any fiscal biennium may not exceed $15,000,000, and the total principal of all bonds issued under Act 496 may not exceed $100,000,000. All bonds to be issued under Act 496 shall be direct general obligations of the State, the principal and interest of which are payable from the general revenues of the State. The State of Arkansas has outstanding two series of bonds in the aggregate principal amount of approximately $36,645,000 under Act 496 as of June 30, 1993.

     Act 686 of 1987, the "Arkansas Waste Disposal and Pollution Abatement Facilities Financing Act of 1987" ("Act 686"), authorizes the issuance of Arkansas Waste Disposal and Pollution Abatement Facilities General Obligation Bonds by the State of Arkansas, acting by and through the Arkansas Soil and Water Conservation Commission. The issuance of bonds pursuant to Act 686 was approved by the electors of the State at the general election on November 8, 1988. The total principal amount of bonds issued during any fiscal biennium may not exceed $50,000,000, and the total principal of all bonds issued under Act 686 may not exceed $250,000,000. All bonds to be issued under Act 686 shall be direct general obligations of the State, the principal and interest of which are payable from the general revenues of the State. The State of Arkansas has outstanding two series of bonds in the aggregate principal amount of approximately $25,100,000 under Act 686 as of June 30, 1993.

     Act 683 of 1989, the "Arkansas College Saving Bond Act of 1989" ("Act 683"), authorizes the issuance of Arkansas College Savings General Obligation Bonds by the State of Arkansas, acting by and through the Arkansas Development Finance Authority. The issuance of bonds pursuant to Act 683 was approved by the electors of the State at the general election on November 6, 1990. The total principal amount of bonds issued during any fiscal biennium may not exceed $100,000,000, and the total principal of all bonds issued under Act 683 may not exceed $300,000,000. All bonds to be issued under Act 683 shall be direct general obligations of the State, the principal and interest of which are payable from the general revenues of the State. The State of Arkansas has outstanding four series of bonds in the aggregate principal amount of approximately $161,751,000 under Act 683 as of April 1, 1994.

     Deficit spending has been prohibited by statute in Arkansas since 1945. The Revenue Stabilization Law requires that before any State spending can take place, there must be an appropriation by the General Assembly and there must be funds available in the fund from which the appropriation has been made. The State is prohibited from borrowing money to put into any State fund from which appropriations can be paid.

     Information regarding the financial condition of the State is included for the purpose of providing information about general economic conditions that may affect issuers of the Bonds in Arkansas. The Arkansas economy represents approximately 2.0% of the total United States' economy. Its small size causes the Arkansas economy to follow the national economy. Fluctuations in the national economy are often mirrored by coinciding or delayed fluctuations in the Arkansas economy.

32                        Arkansas IM-IT-- Series 1

     Arkansas' economy is both agricultural and manufacturing based. Thus, the State of Arkansas feels the full force of the business cycle and also sees the growth swing from positive to negative as conditions in agriculture change.

     Agriculture has had a depressant effect on the Arkansas economy regardless of the phase the business cycle was in. In recent years, agricultural employment in Arkansas has been on the decline. From 1988 to 1989 and from 1989 to 1990, agricultural employment declined by 1.6%. Employment in Arkansas' construction industry decreased by 1.8% from 1989 to 1990 and by 4.4% from 1990 to 1991. This followed a 2.3% decline from 1988 to 1989.

     During the past two decades, Arkansas' economic base has shifted from agriculture to light manufacturing. Manufacturing employment in Arkansas grew by 0.56% from 1990 to 1991 versus -3.7% at the national level. The diversification of economic interests has lessened Arkansas' cyclical sensitivity to impact by any single sector. From 1990 to 1991, total employment decreased by 1.9% and total nonagricultural wage and salary employment increased by 1.4%. Total employment growth in Arkansas exceeded the growth rate of total employment in the United States. The average unemployment rate decreased from 7.2% in 1992 to 6.2% in 1993. Total personal income increased by 7.2% from 1988 to 1989, 6.7% from 1989 to 1990 and by 5.2% from 1990 to 1991. Per capita personal income increased by 7.1% from 1988 to 1989, 6.4% from 1989 to 1990 and by 4.3% from 1990 to 1991. Retail sales increased by 1.3% from 1990 to 1991.

     Counties and municipalities may issue general obligation bonds (pledging an ad valorem tax), special obligation bonds (pledging other specific tax revenues) and revenue bonds (pledging only specific revenues from sources other than tax revenues). School districts may issue general obligation bonds (pledging ad valorem taxes). Revenue bonds may also be issued by agencies and instrumentalities of counties, municipalities and the State of Arkansas but, as in all cases of revenue bonds, neither the full faith and credit nor the taxing power of the State of Arkansas or any municipality or county thereof is pledged to the repayment of those bonds. Revenue bonds can be issued only for public purposes, including, but not limited to, industry, housing, health care facilities, airports, port facilities and water and sewer projects.

     The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete description of all adverse conditions to which the issuers in the Arkansas Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State, various agencies and political subdivisions and private businesses located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Arkansas Trust to pay interest on or principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Arkansas IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Friday, Eldredge & Clark, Special Counsel to the Fund for Arkansas tax matters, under existing law:

     The Arkansas Trust is not an association taxable as a corporation or otherwise for purposes of Arkansas income taxation;

     Each Arkansas Unitholder will be treated as the owner of a pro rata portion of the Arkansas Trust for Arkansas income tax purposes, and will have a taxable event when the Arkansas Trust disposes of a Bond or when the Unitholder sells, exchanges, redeems or otherwise disposes of his Units;

     Any gains realized upon the sale, exchange, maturity, redemption or other disposition of Bonds held by the Arkansas Trust resulting in the distribution of income to Arkansas Unitholders will be subject to Arkansas income taxation to the extent that such income would be subject to Arkansas income taxation if the bonds were held, sold, exchanged, redeemed or otherwise disposed of by the Arkansas Unitholders; and

     Interest on Bonds, issued by the State of Arkansas, or by or on behalf of political subdivisions, thereof, that would be exempt from Federal income taxation when paid directly to an Arkansas Unitholder will be exempt from

                          Arkansas IM-IT-- Series 1                         33
Arkansas income taxation when received by the Arkansas Trust and attributed to such Arkansas Unitholder and when distributed to such Arkansas Unitholder.

34                        Arkansas IM-IT-- Series 1

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   54.82
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.03
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $     .29
      Estimated Net Annual Interest Income per Unit............................................................  $   52.50
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   52.50
      Divided by 12............................................................................................  $    4.38
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .14583
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.25%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.37%
Initial Distribution (August 1994).............................................................................  $    3.65
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.38
PURCHASED INTEREST <F5>........................................................................................  $    9.14

Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        AUGUST 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                          Arkansas IM-IT-- Series 1                         35

ARKANSAS INSURED MUNICIPALS INCOME TRUST
SERIES 1 (IM-IT AND QUALITY MULTI-SERIES 225)
PORTFOLIO AS OF JUNE 28, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        ARKANSAS
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    160,000  Arkansas State, College Savings General Obligation Bonds,
                Series 1991C
                #0.00% Due 6/1/2013..........................................     AA                          $      53,456<F6>
     275,000  Arkansas Development Finance Authority, Wastewater System
                Revolving Loan Fund Revenue Bonds, Refunding Series 1993B
                (MBIA Insured)                                                            2004 @ 101
                #5.00% Due 6/1/2015..........................................     AAA     2013 @ 100 S.F.           246,843
     600,000  City of North Little Rock, Arkansas, Electric System Revenue
                Refunding Bonds, Series 1992A (MBIA Insured)
                #6.50% Due 7/1/2015..........................................     AAA     2011 @ 100 S.F.           650,274
     400,000  Pope County, Arkansas, Pollution Control Revenue Refunding
                Bonds, Series 1994 (Arkansas Power and Light Company Project)
                FSA Insured
                #6.10% Due 12/1/2016.........................................    YAAA     2004 @ 102                405,340
     600,000  Arkansas Development Finance Authority, Single-family Mortgage
                Revenue Bonds, Series 1994A
                6.10% Due 7/1/2017...........................................     AAA     2005 @ 102                599,322
     200,000  Jefferson County, Arkansas, Pollution Control Revenue Refunding
                Bonds, Series 1994 (Arkansas Power and Light Company Project)
                FSA Insured
                #6.30% Due 6/1/2018..........................................    YAAA     2004 @ 102                206,038
     275,000  Commonwealth of Puerto Rico, Public Improvement Refunding Bonds
                (Unlimited Tax-General Obligation) Series 1993 (FSA Insured)              2003 @ 101.5
                #5.25% Due 7/1/2018..........................................     AAA     2014 @ 100 S.F.           247,115
     500,000  Arkansas Development Finance Authority, Health Care Facilities
                Revenue Refunding Bonds (Sisters of Mercy Health System, St.
                Louis Inc.) Series 1993A (MBIA Insured)                                   2003 @ 102
                #5.00% Due 6/1/2019..........................................    YAAA     2014 @ 100 S.F.           441,165
$  3,010,000                                                                                                  $   2,849,553

All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

36                     Massachusetts IM-IT-- Series 28

MASSACHUSETTS IM-IT TRUST

      GENERAL. The Massachusetts IM-IT Trust consists of 8 issues of Securities. Four of the Bonds in the Massachusetts IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Massachusetts IM-IT Trust) as follows: General Obligations, 4 (50%); Health Care, 3 (33%) and Water and Sewer, 1 (17%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS As described above, the Massachusetts IM-IT Trust will invest substantially all of its net assets in obligations issued by or on behalf of the Commonwealth of Massachusetts, political subdivisions thereof, or agencies or instrumentalities of the Commonwealth or its political subdivisions (the "Bonds"). The Massachusetts IM-IT Trust is therefore susceptible to general or particular political, economic, or regulatory factors that may affect issuers of such Massachusetts Investments. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information may not be applicable to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of the Commonwealth and certain of its agencies or instrumentalities in connection with the issuance of securities, and from other publicly available documents, and is believed to be accurate. No independent verification has been made of any of the following information.

     THE MASSACHUSETTS ECONOMY. At the present time, the Massachusetts economy is experiencing a slow down. While Massachusetts had benefitted from an annual job growth rate of approximately 2% since the early 1980's, by 1989, employment had started to decline. Nonagricultural employment declined 0.7% in fiscal 1989, 4.0% in fiscal 1990, 5.5% in fiscal 1991, 1.5% in fiscal 1992, and 0.8% in fiscal 1993. A comparison of total, nonagricultural employment in August 1992 with that in August 1993 indicates a decline of 0.4%.

     From 1980 to 1989, Massachusetts' unemployment rate was significantly lower than the national average. By 1990, however, unemployment reached 6.0%, exceeding the national average for the first time since 1977. Massachusetts' unemployment rate averaged 9.0% in fiscal 1991 and 8.5% in fiscal 1992. The Massachusetts unemployment rate was 8.2% as of January 1993, and 6.8% as of July 1993.

     In recent years, per capita personal income growth in Massachusetts has slowed, after several years during which it was among the highest in the nation. Between the first quarter of fiscal 1991 and the first quarter of fiscal 1992, aggregate personal income in Massachusetts increased 2.6% as compared to 4.1% for the nation as a whole. Between the second quarter of 1991 and the second quarter of 1992, aggregate personal income in Massachusetts increased 3.9% as compared to 4.7% for the nation as a whole.

     The Commonwealth, while the third most densely populated state according to the 1990 census, has experienced only a modest increase in population from 1980 to 1990 at a rate equal to approximately one-half the rate of increase in the United States population as a whole. Preliminary information compiled by the Commonwealth suggests that out-migration has increased in recent years.

     Massachusetts possesses a diversified economic base which includes traditional manufacturing, high technology and service industries, served by an extensive transportation system and related facilities. The Massachusetts service sector, at approximately 33.5% of the state work force in August of 1993, is the largest sector in the Massachusetts economy. Government employment is below the national average, representing less that 14% of the Massachusetts work force. In recent years, the construction, manufacturing and trade sectors have experienced the greatest decreases in employment in Massachusetts, with more modest declines taking place in the government, finance, insurance and real estate, and service sectors. From 1990 to December of 1992, manufacturing employment in Massachusetts declined by some 12.5%, and more recently, from August 1992 to August 1993, declined by about 4.2%. At the same time, there has occurred a reversal of the dramatic growth which occurred during the 1980's in the finance, insurance and real estate sector and in the construction sector of the Massachusetts economy.

                       Massachusetts IM-IT-- Series 28                      37

     Over the next decade, Massachusetts has a very full public construction agenda which is expected not only to improve mobility, but to provide a substantial number of construction and related employment opportunities, including the six billion dollar Central Artery Tunnel project involving the construction of a third tunnel under Boston Harbor linking the MassPike and downtown Boston with Logan International Airport, and the depression into tunnels of the Central Artery that traverses the City of Boston. Federal funds are expected to cover approximately 90% of the cost of this project. The Central Artery/Tunnel project is expected to employ approximately 5,000 on-site workers and 10,000 auxiliary workers during the peak years of construction in the mid-1990's.

     STATE FINANCES. In fiscal years 1987 through 1991, Commonwealth spending exceeded revenues. Spending in five major expenditure categories--Medicaid, debt service, public assistance, group health insurance and transit subsidies--grew at rates well in excess of the rate of inflation for the comparable period. During the same period, the Commonwealth's tax revenues repeatedly failed to meet official forecasts. That revenue shortfall combined with steadily escalating costs contributed to serious budgetary and financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and certain of its public bodies and municipalities, and which may have contributed to higher interest rates on debt obligations issued by them.

     More conservative revenue forecasting for fiscal 1992 together with significant efforts to restrain spending during fiscal 1991 and reductions in budgeted program expenditures for fiscal 1992 and fiscal 1993 have moderated these difficulties. Significant spending commitments for public education are contained in recent education reform legislation enacted in June of 1993. In July and August of 1993, the Executive Office for Administration and Finance announced a series of actions affecting state workers (including a hiring freeze, layoffs and the elimination of positions) intended to keep expected fiscal 1994 expenditures with current appropriations. Notwithstanding these actions, a continuation, or worsening, of the present slowdown and its effect on the financial condition of the Commonwealth and its public authorities and municipalities could result in a decline in the market values of, or default on existing obligations including the Bonds deposited in the Massachusetts IM-IT Trust.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of obligations held by the Massachusetts IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the Commonwealth and various agencies and political subdivisions located in the Commonwealth. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Massachusetts IM-IT Trust to pay interest on or principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Massachusetts IM-IT Trust Units, see "Federal Tax Status".

     In the opinion of Peabody & Arnold, special counsel to the Fund, under existing Massachusetts law:

     (1) For Massachusetts income tax purposes, the Massachusetts IM-IT Trust will be treated as a corporate trust under Section 8 of Chapter 62 of the Massachusetts General Laws and not as a grantor trust under
        Section 10(e) of Chapter 62 of the Massachusetts General Laws.

     (2) The Massachusetts IM-IT Trust will not be held to be engaging in business in Massachusetts within the meaning of said Section 8 and will, therefore, not be subject to Massachusetts income tax.

     (3) Massachusetts Unitholders who are subject to Massachusetts income taxation under Chapter 62 of Massachusetts General Laws will not be required to include their respective shares of the earnings of or distributions from the Massachusetts IM-IT Trust in their Massachusetts gross income to the extent that such earnings or distributions represent tax-exempt interest for federal income tax purposes received by the Massachusetts IM-IT Trust on obligations issued by Massachusetts, its counties, municipalities, authorities, political subdivisions or instrumentalities, or issued by United States territories or possessions.

     (4) Any proceeds of insurance obtained by the Trustee of the Trust or by the issuer of a Bond held by the Massachusetts IM-IT Trust which are paid to Massachusetts Unitholders and which represent maturing

38                     Massachusetts IM-IT-- Series 28
        interest on defaulted obligations held by the Trustee will be excludable from Massachusetts gross income of a Massachusetts Unitholder if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted Bond.

     (5) The Massachusetts IM-IT Trust's capital gains and/or capital losses realized upon disposition of Bonds held by it will be includable pro rata in the federal gross income of Massachusetts Unitholders who are subject to Massachusetts income taxation under Chapter 62 of the Massachusetts General Laws, and such gains and/or losses will be included as capital gains and/or losses in the Massachusetts Unitholders' Massachusetts gross income, except where capital gain is specifically exempted from income taxation under acts authorizing issuance of said Bonds.

     (6) Gains or losses realized upon sale or redemption of Units by Massachusetts Unitholders who are subject to Massachusetts income taxation under Chapter 62 of the Massachusetts General Laws will be includable in their Massachusetts gross income.

     (7) In determining such gain or loss Massachusetts Unitholders will, to the same extent required for Federal tax purposes, have to adjust their tax bases for their Units for accrued interest received, if any, on Bonds delivered to the Trustee after the Unitholders pay for their Units and for amortization of premiums, if any, on obligations held by the Massachusetts IM-IT Trust.

     (8) The Units of the Massachusetts IM-IT Trust are not subject to any property tax levied by Massachusetts or any political subdivision thereof, nor to any income tax levied by any such political subdivision. They are includable in the gross estate of a deceased Massachusetts Unitholder who is a resident of Massachusetts for purposes of the Massachusetts Estate Tax.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   58.18
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.07
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   56.11
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   56.11
      Divided by 12............................................................................................  $    4.68
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15586
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.61%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.66%
Initial Distribution (August 1994).............................................................................  $    3.90
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.68
PURCHASED INTEREST <F5>........................................................................................  $    9.70

Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        AUGUST 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

                       Massachusetts IM-IT-- Series 28                      39

<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

40                     Massachusetts IM-IT-- Series 28

MASSACHUSETTS INSURED MUNICIPALS INCOME TRUST
SERIES 28 (IM-IT AND QUALITY MULTI-SERIES 225)
PORTFOLIO AS OF JUNE 28, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        MASSACHUSETTS
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    365,000  City of Springfield, Massachusetts, General Obligation
                Municipal Purpose Loan of 1993 Bonds, Series B (MBIA Insured)             2003 @ 102
                6.00% Due 1/15/2013..........................................     AAA     2006 @ 100 S.F.     $     356,700
     450,000  City of Revere, Massachusetts, General Obligation Bonds (FSA
                Insured)                                                                  2004 @ 102
                #6.125% Due 6/15/2013........................................    YAAA     2007 @ 100 S.F.           444,906
     200,000  City of Attleboro, Massachusetts, Municipal Purpose Loan of
                1994, Limited Tax-General Obligation Bonds, Series 1994
                (AMBAC Indemnity Insured)
                #6.00% Due 7/1/2013..........................................    YAAA     2004 @ 102                197,664
     500,000  Massachusetts Bay Transportation Authority (Massachusetts)
                General Transportation System, General Obligation Bonds,
                Refunding Series 1993A (MBIA Insured)                                     2003 @ 102
                #5.50% Due 3/1/2022..........................................     AAA     2013 @ 100 S.F.           452,195
     500,000  Massachusetts Water Resources Authority, General Refunding
                Revenue Bonds, Series B (MBIA Insured)                                    2003 @ 100
                #5.00% Due 3/1/2022..........................................     AAA     2018 @ 100 S.F.           417,840
     250,000  Massachusetts Health and Educational Facilities Authority,
                Revenue Bonds, South Shore Hospital Issue, Series D (MBIA
                Insured)                                                                  2002 @ 102
                #6.50% Due 7/1/2022..........................................     AAA     2011 @ 100 S.F.           255,837
     250,000  Massachusetts Health and Educational Facilities Authority,
                Revenue Refunding Bonds, Massachusetts General Hospital,
                Series 1993G (AMBAC Indemnity Insured)                                    2003 @ 102
                #5.25% Due 7/1/2023..........................................     AAA     2014 @ 100 S.F.           215,013
     500,000  Massachusetts Health and Educational Facilities Authority,
                Revenue Bonds, New England Medical Center Hospital Issue,
                Series 1992F (FGIC Insured)                                               2002 @ 102
                #6.625% Due 7/1/2025.........................................     AAA     2013 @ 100 S.F.           516,270
$  3,015,000                                                                                                  $   2,856,425

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                       Pennsylvania IM-IT-- Series 189                      41

PENNSYLVANIA IM-IT TRUST

      GENERAL. The Pennsylvania IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: Health Care, 3 (33%); General Purpose, 2 (27%); Higher Education, 1 (16%); Water and Sewer, 1 (16%) and Industrial Revenue, 1 (8%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.5 billion in crop and livestock products annually, while agribusiness and food related industries support $38 billion in economic activity annually.

     Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the last two years, unemployment in the Commonwealth has declined 1.9 percent. The growth in employment experienced in Pennsylvania is comparable to the growth in employment in the Middle Atlantic Region which has occurred during this period.

     Back to back recessions in the early 1980's reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1992 level of 81.3 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing
18.7 percent of 1992 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1992 the services sector accounted for
29.3 percent of all non-agricultural employment while the trade sector accounted for 22.7 percent.

     From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. As of February 1994, the seasonally adjusted unemployment rate for the Commonwealth was 5.1 percent compared to 6.5 percent for the United States.

     The five year period from fiscal 1989 through fiscal 1993 was marked by public health and welfare costs growing at a rate double the growth for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 10.9 percent while tax revenues were growing at an average annual rate of 5.5 percent. Consequently, spending on other budget programs was restrained to a growth rate below 5.0 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

     Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with

42                     Pennsylvania IM-IT-- Series 189
retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993.

     It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

     Financial information for the General Fund is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

     Fiscal 1991 Financial Results. GAAP Basis: During fiscal 1991 the General Fund experienced an $861.2 million operating deficit resulting in a fund balance deficit of $980.9 million at June 30, 1991. The operating deficit was a consequence of the effect of a national recession that restrained budget revenues and pushed expenditures above budgeted levels. At June 30, 1991, a negative unreserved-undesignated balance of $1,146.2 million was reported. During fiscal 1991 the balance in the Tax Stabilization Reserve Fund was used to maintain vital state spending.

     Budgetary Basis: A deficit of $453.6 million was recorded by the General Fund at June 30, 1991. The deficit was a consequence of higher than budgeted expenditures and lower than estimated revenues during the fiscal year brought about by the national economic recession that began during the fiscal year. The budgetary basis deficit at June 30, 1991 was carried into the 1992 fiscal year and funded in the fiscal 1992 budget. A number of actions were taken throughout the fiscal year by the Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. Actions taken, together with normal appropriation lapses, produced $871 million in expenditure reductions and revenue increases for the fiscal year. The most significant of these actions were a $214 million transfer from the Pennsylvania Industrial Development Authority, a $134 million transfer from the Tax Stabilization Reserve Fund, and a pooled financing program to match federal Medicaid funds replacing $145 million of state funds.

     Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance has increased to $87.5 million and the unreserved-undesignated deficit has dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

     Budgetary Basis: Eliminating the budget deficit carried into fiscal 1992 from fiscal 1991 and providing revenues for fiscal 1992 budgeted expenditures required tax revisions that are estimated to have increased receipts for the 1992 fiscal year by over $2.7 billion. Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Originally based on forecasts for an economic recovery, the budget revenue estimates were revised downward during the fiscal year to reflect continued recessionary economic activity. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

     As a result of the lowered revenue estimate during the fiscal year, increased emphasis was placed on restraining expenditure growth and reducing expenditure levels. A number of cost reductions were implemented during the fiscal year and contributed to $296.8 million of appropriation lapses. These appropriation lapses were responsible for the $8.8 million surplus at fiscal year-end, after accounting for the required ten percent transfer of the surplus to the Tax Stabilization Reserve Fund.

     Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. The fiscal 1992 budget provided additional

                       Pennsylvania IM-IT-- Series 189                      43
funds for basic and special education and included provisions designed to help restrain the annual increase of special education costs, an area of recent rapid cost increases. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs have risen quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

     The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

     Fiscal 1993 Financial Results--GAAP Basis. The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totaled $698.9 and the unreserved/undesignated balance totaled $64.4 million. A continuing recovery of the Commonwealth's financial condition from the effects of the national economic recession of 1990 and 1991 is demonstrated by this increase in the balance and a return to a positive unreserved/ undesignated balance. The previous positive unreserved/undesignated balance was recorded in fiscal 1987. For the second consecutive fiscal year the increase in the unreserved/undesignated balance exceeded the increase recorded in the budgetary basis unappropriated surplus during the fiscal year.

     Budgetary Basis. The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated in May 1993. Cash revenues were $41.5 million above the budget estimate and totaled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and revenues from retroactive corporate tax increases received in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

     Appropriations less lapses totaled an estimated $13.870 billion representing a 1.1 percent increase over those during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

     By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance is $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

     Fiscal 1994 Budget (Budgetary Basis). The enacted 1994 fiscal year budget provides for $14.995 billion of appropriations of Commonwealth funds. The largest increase in appropriations is for the Department of Public Welfare--$235 million--to meet the increasing costs of medical care and rising caseloads. Other large increases are education--$196 million--including $129 million to increase state educational subsidies for the most needy school districts and $104 million for correctional institutions to pay operating costs and lease payments for five new prisons and to expand the capacity of two existing facilities.

     The continuing rise in medical assistance costs cannot be met from the resources provided by a much slower growing tax revenue base. Consequently, program and financial changes must be implemented to keep costs within budget limits. For fiscal 1994, the Commonwealth plans to save $247 million by receiving federal reimbursement for hospital services provided to state general assistance recipients. Prior to this time, those costs were fully paid by the Commonwealth. In addition, the Commonwealth will continue to use pooled financing for medical assistance costs using intergovernmental transfers in place of voluntary contributions as was done in earlier fiscal years. Through the pooled financing, additional federal reimbursements may be drawn to support the medical assistance program. The pooled financing is anticipated to replace $99 million of Commonwealth funds in the 1994 fiscal year budget.

44                     Pennsylvania IM-IT-- Series 189

     The budget estimates revenue growth of 3.7 percent over fiscal 1993 actual revenues. The revenue estimate is based on an expectation of continued economic recovery, but at a slow rate. Sales tax receipts are projected to rise 4.4 percent over 1993 receipts while personal income tax receipts are projected to increase by 3.3 percent, a rate that is low because of the tax rate reduction in July 1992.

     In February 1994, the Governor recommended $46.4 million of additional appropriations be enacted for fiscal 1994, raising total appropriations to $15,041.7 million. The largest increase in additional appropriations is $27.3 million to make audit payments to the federal Department of Health and Human Services. No change to the aggregate commonwealth revenue estimate was made although individual tax estimates have been revised to reflect actual receipts to date and the tax refund estimate was reduced to reflect a favorable ruling in Philadelphia Suburban Corp. vs. Commonwealth. Through February 1994, revenues are slightly ($1.1 million or 0.01 percent) above estimate as below estimate corporate tax receipts are being offset by above estimate sales tax, personal income tax and non-tax revenue receipts.

     Upon completion of a review of actual expenditures and revised estimates for the remainder of fiscal 1994, lapses of current and prior years' appropriations are projected to be $163.0 million. The projected lapses and the beginning unappropriated surplus contribute to a projected ending unappropriated surplus of $296.8 million before the required ten percent transfer to the Tax Stabilization Reserve Fund.

     Proposed Fiscal 1995 Budget. For the fiscal year beginning July 1, 1994, the Governor has proposed a budget containing a 4.1 percent increase in appropriations over the actual and proposed supplemental appropriations for fiscal 1994. Total appropriations recommended amount to $15,665 million. The budget is balanced by drawing down of a projected $267 million unappropriated surplus for fiscal 1994. The fastest growing portion of the budget continues to be medical assistance which is proposed to receive the largest increase, $264 million or 42.4 percent of the proposed net increase in spending. Other program areas budgeted to receive major increases are education-- $165 million--and corrections--$126 million. The proposed budget recommends a tightening of eligibility criteria for state-financed welfare benefits as a cost reduction measure. Those individuals not meeting the revised criteria would only qualify for 60 days of cash grants in a two-year period.

     The Governor's proposal also includes a recommended reduction in the corporate net income tax rate from 12.25 percent to 9.99 percent over a three year period. The corporate tax cut and a proposed increase in poverty exemption for the person income tax are estimated to cost $124.7 million in fiscal 1995.

     The recommended budget includes Commonwealth revenue growth of 4.7 percent without the effect of the proposed tax reduction. The revenue estimate is based on the expectation of a continued slow national economic recovery and continued economic growth of the Pennsylvania economy at a rate slightly below the national rate. Total estimate Commonwealth revenue, adjusted for refunds and the proposed tax reduction, is $15,400 million.

     All outstanding general obligation bonds of the Commonwealth are rated AA-by S&P and A1 by Moody's.

     Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

     For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, place the Cumulative General Fund balance deficit at $224.9.

     Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January

                       Pennsylvania IM-IT-- Series 189                      45
8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 6, 1992. Full implementation of the five year plan was delayed due to labor negotiations that were not completed until October 1992, three months after the expiration of the old labor contracts. The terms of the new labor contracts are estimated to cost approximately $144.0 million more than what was budgeted in the original five year plan. An amended five year plan was apporoved by PICA in May 1993. The audit findings show a surplus of approximately $3 million for the fiscal year ending June 30, 1993. The fiscal 1994 budget projects no deficit and a balanced budget for the year ending June 30, 1994. The Mayor presented the latest update of the five year financial plan on January 13, 1994; it will be considered by PICA in the spring of 1994.

     In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. In July 1993, PICA issued $643,430,000 of Special Tax Revenue Bonds to refund certain general obligation bonds of the city and to fund additional capital projects.

     As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Ba by Moody's and BB by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay Interest on or principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

     (1) Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

     (2) distributions of interest income to Unitholders are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

     (3) a Unitholder may have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units but not upon the disposition of any of the Securities in the Pennsylvania IM-IT Trust to which the Unitholder's Units relate;

     (4)   Units are subject to Pennsylvania inheritance and estate taxes;

     (5) a Unitholder which is a corporation may have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their Shares subject to Shares Tax;

     (6) Under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individual will be subject to Pennsylvania

46                     Pennsylvania IM-IT-- Series 189
        Personal Income Tax and, for residents of Philadelphia, to Philadelphia School District Investment Income Tax. For Unitholders which are corporations, the distributed gains will be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund will nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994. However, for gains from the sale, exchange or other disposition of these Bonds to be taxable under the Philadelphia School District Investment Income Tax, the Bonds must be held for six months or less;

     (7) any proceeds paid under the insurance policy issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

     (8) The Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

     On December 3, 1993, change to Pennsylvania law affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has not issued any regulations or other guidance concerning these changes. The opinions expressed above are based on our analysis of the law but are subject to modification upon review of regulations or other guidance that may be issued by the Department of Revenue.

     In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen Merritt Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

                       Pennsylvania IM-IT-- Series 189                      47

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $  58.27
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $   2.05
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................      --
      Estimated Net Annual Interest Income per Unit............................................................  $  56.22
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $  56.22
      Divided by 12............................................................................................  $   4.69
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $ .15616
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................      5.62%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................      5.74%
Initial Distribution (August 1994).............................................................................  $   3.90
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $   4.69
PURCHASED INTEREST <F5>........................................................................................  $   4.80

Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        AUGUST 15, 1994

<F1> Excluding Insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

48                     Pennsylvania IM-IT-- Series 189

PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 189 (IM-IT AND QUALITY MULTI-SERIES 225)
PORTFOLIO AS OF JUNE 28, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        PENNSYLVANIA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    250,000  Pennsylvania Industrial Development Authority, Economic
                Development Revenue Bonds, Series 1994 (AMBAC Indemnity
                Insured)                                                                  2004 @ 102
                #5.50% Due 1/1/2014..........................................    YAAA     2012 @ 100 S.F.     $     228,980
     355,000  Philadelphia Municipal Authority, Pennsylvania, Lease Revenue
                Refunding Bonds, Series 1993A (FGIC Insured)                              2003 @ 102
                #5.625% Due 11/15/2014.......................................     AAA     2011 @ 100 S.F.           329,465
     500,000  City of Philadelphia, Pennsylvania, Water and Wastewater
                Revenue Bonds, Series 1993 (Capital Guaranty Insured)
                #5.50% Due 6/15/2015.........................................     AAA     2003 @ 102                453,620
     500,000  University of Pittsburgh (Pennsylvania) Commonwealth System of
                Higher Education, University Capital Project Bonds, Series
                1992A (MBIA Insured)                                                      2002 @ 102
                #6.125% Due 6/1/2021.........................................     AAA     2013 @ 100 S.F.           494,370
     500,000  Erie County Hospital Authority (Commonwealth of Pennsylvania)
                Hospital Revenue Bonds, Series 1992B (Saint Vincent Health
                Center Project) MBIA Insured                                              2002 @ 102
                #6.375% Due 7/1/2022.........................................     AAA     2014 @ 100 S.F.           505,240
     100,000  Franklin County Industrial Development Authority (Pennsylvania)
                Hospital Revenue Bonds (The Chambersburg Hospital Project)
                Series 1992 (FGIC Insured)                                                2002 @ 102
                #6.25% Due 7/1/2022..........................................     AAA     2013 @ 100 S.F.            99,844
     500,000  Pennsylvania Intergovernmental Cooperation Authority, Special
                Tax Revenue Bonds (City of Philadelphia Funding Program)
                Series 1993 (MBIA Insured)                                                2003 @ 100
                #5.625% Due 6/15/2023........................................     AAA     2016 @ 100 S.F.           454,740
     450,000  Montgomery County Higher Education and Health Authority
                (Pennsylvania) Hospital Revenue Bonds, Series 1994A (Abington
                Memorial Hospital) AMBAC Indemnity Insured                                2004 @ 102
                #5.125% Due 6/1/2024.........................................     AAA     2015 @ 100 S.F.           376,227
$  3,155,000                                                                                                   $  2,942,486

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                           Texas IM-IT-- Series 37                          49

TEXAS IM-IT TRUST

      GENERAL. The Texas IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the Texas IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Texas IM-IT Trust) as follows: Water and Sewer, 1 (19%); Health Care, 1 (17%); Industrial Revenue, 1 (17%); Retail Electric/Gas, 1 (16%); Wholesale Electric, 1 (16%); Transportation, 1 (7%); General Obligations, 1 (5%) and Higher Education, 1 (3%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Historically, the primary sources of the State's revenues have been sales taxes, mineral severance taxes and federal grants. Due to the collapse of oil and gas prices in 1986 and a resulting enactment by recent legislatures of new tax measures, including those increasing the rates of existing taxes and expanding the tax base for certain taxes, there has been a reordering in the relative importance of the State's taxes in terms of their contribution to the State's revenue in any year. Sales taxes remain the State's main revenue source, accounting for 28.8% of State revenues during fiscal year 1992. Federal grants remain the State's second largest revenue source, accounting for approximately 28.4% of total revenue during fiscal year 1992. The motor fuels tax is now the State's third largest revenue source and the second largest tax, accounting for approximately 6.6% of total revenue in fiscal year 1992. Licenses, fees and permits, the State's fourth largest revenue source, accounted for 6.3% of the total revenue in fiscal year 1992. Interest and investment income is the fifth largest revenue source also accounting for 6.3% of total State revenue for fiscal year 1992. The remainder of the State's revenues are derived primarily from other excise taxes. The State currently has no personal or corporate income tax. The State does however impose a corporate franchise tax based in certain circumstances in part on a corporation's profit.

     Heavy reliance on the energy and agricultural sectors for jobs and income resulted in a general downturn in the Texas economy beginning in 1982 as those industries suffered significantly. The effects of this downturn continue to adversely affect the State's real estate industry and its financial institutions. As a result of these problems, the general revenue fund had a $231 million cash deficit at the beginning of the 1987 fiscal year and ended the 1987 fiscal year with a $745 million cash deficit. In 1987, the Texas economy began to move toward a period of recovery. The expansion continued in 1988 and 1989. In fiscal year 1988, the State ended the year with a general revenue fund cash surplus of $113 million. In fiscal year 1989, the State ended the year with a general revenue fund cash surplus of $297 million. In fiscal year 1990, the State ended the year with a general revenue fund surplus of $767 million. In fiscal 1991, the ending cash balance was $1.005 billion. In fiscal year 1992, the ending cash balance was $609 million. Since fiscal year 1987, however, these cash deficits and surpluses have included approximately $300 million in dedicated oil overcharge funds, which can be spent for only specific energy conservation projects.

     The 71st Texas Legislature meeting in 1989 passed a record budget totaling $47.4 billion in spending. Six special legislative sessions in 1989 and 1990 relative to workers' compensation and school financing resulted in the need to raise an additional $512.3 million in revenue, the majority of which came from an increase in the State sales tax and taxes on tobacco products.

     The 72nd Legislature meeting in special session in the summer of 1991 approved for the Governor's signature an approximately $9.4 billion budget increase for the fiscal 1992-93 biennium to be financed in part by approximately $3.4 billion in new revenue measures.

     The $3.4 billion in new revenues to finance the new budget came from several new sources. A tax and fee bill raised a total of $2.1 billion in new revenues for the state. A fiscal management bill added another $779 million. Legislative approval of a lottery is expected to add another $462 million. Finally, another $50 million was added through a change in the Permanent School Fund investment strategy, which will make additional short-term earnings available to help fund public schools during the biennium.

     The most important component of the tax bill was a major overhaul of the state's franchise tax, which includes a new measure of business activity referred to as "earned surplus." A part of the change was a lowering of the tax rate on capital from $5.25 to $2.50 per $1,000. An additional surtax on "earned surplus," which includes federal net

50                         Texas IM-IT-- Series 37
corporate income and officers' and directors' compensation of 4.5 percent, was added. Essentially, corporations pay a tax on capital or a tax on "earned surplus," whichever is higher. The revised franchise tax is expected to raise an additional $789.3 million over currently projected franchise tax collections during the 1992-93 biennium.

     The 73rd Legislature meeting in 1993 passed the 1994-1995 biennial all funds budget of $71.2 billion without increasing state taxes. This was accomplished by cutting spending in certain areas and increasing federal funding. The state Comptroller has estimated that total state revenues from all sources would total $65.3 billion for the 1994-1995 biennium.

     The Texas Constitution prohibits the State from levying ad valorem taxes on property for general revenue purposes and limits the rate of such taxes for other purposes to $.35 per $100 of valuation. The Constitution also permits counties to levy, in addition to all other ad valorem taxes permitted by the Constitution, ad valorem taxes on property within the county for flood control and road purposes in an amount not to exceed $.30 per $100 of valuation. The Constitution prohibits counties, cities and towns from levying a tax rate exceeding $.80 per $100 of valuation for general fund and other specified purposes.

     With certain specific exceptions, the Texas Constitution generally prohibits the creation of debt by or on behalf of the State unless the voters of the State, by constitutional amendment, authorize the issuance of debt (including general obligation indebtedness backed by the State's taxing power and full faith and credit). In excess of $8.28 billion of general obligation bonds have been authorized in Texas and almost $2.89 billion of such bonds are currently outstanding. Of these, approximately 70% were issued by the Veterans' Land Board and the Texas Public Finance Authority.

     Though the full faith and credit of the State are pledged for the payment of all general obligations issued by the State, much of that indebtedness is designed to be eventually self-supporting from fees, payments, and other sources of revenues; in some instances, the receipt of such revenues by certain issuing agencies has been in sufficient amounts to pay the principal of and interest on the issuer's outstanding bonds without requiring the use of appropriated funds.

     Pursuant to Article 717k-2, Texas Revised Civil Statutes, as presently amended, the net effective interest rate for any issue or series of Bonds in the Texas IM-IT Trust is limited to 15%.

     From the time Standard & Poor's Corporation began rating Texas general obligation bonds in 1956 until early 1986, that firm gave such bonds its highest rating, "AAA." In April 1986, in response to the State economic problems, Standard & Poor's downgraded its rating of Texas general obligation bonds to "AA+." Such rating was further downgraded in July 1987 to "AA." Moody's Investors Service, Inc. has rated Texas bonds since prior to the Great Depression. Moody's upgraded its rating of Texas general obligation bonds in 1962 from "Aa" to "Aaa", its highest rating, following the imposition of a statewide sales tax by the Legislature. Moody's downgraded such rating to "Aa" in March 1987. No prediction can be made concerning future changes in ratings by national rating agencies of Texas general obligation bonds or concerning the effect of such ratings changes on the market for such issues.

     The same economic and other factors affecting the State of Texas and its agencies also have affected cities, counties, school districts and other issuers of bonds located throughout the State. Declining revenues caused by the downturn in the Texas economy in the mid-1980s forced these various other issuers to raise taxes and cut services to achieve the balanced budget mandated by their respective charters or applicable State law requirements. Standard & Poor's Corporation and Moody's Investors Service, Inc. assign separate ratings to each issue of bonds sold by these other issuers. Such ratings may be significantly lower than the ratings assigned by such rating agencies to Texas general obligation bonds.

     On April 15, 1991, the Governor signed into law Senate Bill 351, the School Finance Reform Bill. This bill sets a minimum local property tax rate which guarantees the local school districts a basic state allotment of a specified amount per pupil. The funding mechanism is based on tax base consolidation and creates 188 new taxing units, drawn largely along county lines. Within each taxing unit, school districts will share the revenue raised by the minimum local property tax. Local school districts are allowed to "enrich" programs and provide for facilities construction by levying an additional tax. In January 1992 the Texas Supreme Court declared the School Finance

                           Texas IM-IT-- Series 37                          51
Reform Bill unconstitutional because the community education districts are in essence a state property tax. The legislature was given until September 1, 1993 to pass a new school finance reform bill. The Supreme Court said that, in the meantime, the county education districts could continue to levy and collect property taxes. Several taxpayers have filed suit challenging the right of such districts to collect a tax that has been declared unconstitutional by the Supreme Court. In March 1993, the Legislature passed a proposed constitutional amendment which would allow a limited amount of money to be "recaptured" from wealthy school districts and redistributed to property-poor school districts. However, the amendment was rejected by the voters on May 1, 1993, requiring the Legislature to develop a new school finance plan. At the end of May 1993, the legislature passed a new school finance bill that provides school districts with certain choices to achieve funding equalization. Although a number of both poor and wealthy school districts have challenged the new funding law, the trial judge has stated that the new law shall be implemented for at least the 1993-1994 school year before considering any constitutional challenges.

     The Comptroller has estimated that total revenues for fiscal 1993 will be $29.66 billion, compared to actual revenues of $27.56 billion for fiscal 1992. The revenue estimate for fiscal 1993 is based on an assumption that the Texas economy will show a gradual but steady growth.

     A wide variety of Texas laws, rules and regulations affect, directly, or indirectly, the payment of interest on, or the repayment of the principal of, Bonds in the Texas IM-IT Trust. The impact of such laws and regulations on particular Bonds may vary depending upon numerous factors including, among others, the particular type of Bonds involved, the public purpose funded by the Bonds and the nature and extent of insurance or other security for payment of principal and interest on the Bonds. For example, Bonds in the Texas IM-IT Trust which are payable only from the revenues derived from a particular facility may be adversely affected by Texas laws or regulations which make it more difficult for the particular facility to generate revenues sufficient to pay such interest and principal, including, among others, laws and regulations which limit the amount of fees, rates or other charges which may be imposed for use of the facility or which increase competition among facilities of that type or which limit or otherwise have the effect of reducing the use of such facilities generally, thereby reducing the revenues generated by the particular facility. Bonds in the Texas IM-IT Trust, the payment of interest and principal on which is payable from annual appropriations, may be adversely affected by local laws or regulations that restrict the availability of monies with which to make such appropriations. Similarly, Bonds in the Texas IM-IT Trust, the payment of interest and principal on which is secured, in whole or in part, by an interest in real property may be adversely affected by declines in real estate values and by Texas laws that limit the availability of remedies or the scope of remedies available in the event of a default on such Bonds. Because of the diverse nature of such laws and regulations and the impossibility of predicting the nature or extent of future changes in existing laws or regulations or the future enactment or adoption of additional laws or regulations, it is not presently possible to determine the impact of such laws and regulations on the Bonds in the Texas IM-IT Trust and, therefore, on the Units.

     The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds in the Texas IM-IT Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the Texas IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and politicial subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bond, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Texas IM-IT Trust to pay interest on or principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Texas IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Leonard Hurt Terry & Blinn, a professional corporation, special counsel to the Fund, under existing Texas law:

     (1) Neither the State nor any political subdivision of the State currently imposes an income tax on individuals. Therefore, no portion of any distribution received by an individual Unitholder of the Trust in respect of his

52                         Texas IM-IT-- Series 37
        Units, including a distribution of the proceeds of insurance in respect of such Units, is subject to income taxation by the State or any political subdivision of the State;

     (2) Except in the case of certain transportation businesses, savings and loan associations and insurance companies, no Unit of the Trust is taxable under any property tax levied in the State;

     (3) The "inheritance tax" of the State, imposed upon certain transfers of property of a deceased resident individual Unitholder, may be measured in part upon the value of Units of the Trust included in the estate of such Unitholder; and

     (4) With respect to any Unitholder which is subject to the State corporate franchise tax, Units in the Trust held by such Unitholder, and distributions received thereon, will be taken into account in computing the "taxable capital" of the Unitholder allocated to the State, one of the bases by which such franchise tax is currently measured (the other being a corporation's "net capital earned surplus", which is, generally, its net corporate income plus officers and directors income).

     The opinion set forth in clause (2), above, is limited to the extent that Units of the Trust may be subject to property taxes levied in the State if held on the relevant date: (i) by a transportation business described in V.T.C.A., Tax Code, Subchapter A, Chapter 24; (ii) by a savings and loan association formed under the laws of the State (but only to the extent described in section 11.09 of the Texas Savings and Loan Act, Vernon's Ann. Civ. St. art. 852a); or (iii), by an insurance company incorporated under the laws of the State (but only to the extent described in V.A.T.S., Insurance Code, Art. 4.01). Each Unitholder described in the preceding sentence should consult its own tax advisor with respect to such matters.

     Corporations subject to the State franchise tax should be aware that in its first called 1991 session, the Texas Legislature adopted, and the Governor has signed into law, certain substantial amendments to the State corporate franchise tax, the effect of which may be to subject to taxation all or a portion of any gains realized by such a corporate Unitholder upon the sale, exchange or other disposition of a Unit. The amendments are applicable to taxable periods commencing January 1991, and to each taxable period thereafter. Because no authoritative judicial, legislative or administrative interpretation of these amendments has issued, and there remain many unresolved questions regarding its potential effect on corporate franchise taxpayers, each corporation which is subject to the State franchise tax and which is considering the purchase of Units should consult its tax advisor regarding the effect of these amendments.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $   58.15
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    2.02
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   56.13
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   56.13
      Divided by 12............................................................................................  $    4.68
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15591
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................       5.61%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................       5.72%
Initial Distribution (August 1994).............................................................................  $    3.90
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $    4.68
PURCHASED INTEREST <F6>........................................................................................  $    9.70

Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        AUGUST 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.06 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $58.21. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.08; and estimated net annual interest income per Unit will remain the same as shown.

                           Texas IM-IT-- Series 37                          53
     See "Estimated Current Returns and Estimated Long-Term Returns". Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $2,989.
<F2> Excluding insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

54                         Texas IM-IT-- Series 37

TEXAS INSURED MUNICIPALS INCOME TRUST
SERIES 37 (IM-IT AND QUALITY MULTI-SERIES 225)
PORTFOLIO AS OF JUNE 28, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        TEXAS
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    100,000  Tyler Junior College District (Smith and Van Zandt Counties,
                Texas) Combined Fee Improvement Revenue and Refunding Bonds,
                Series 1994 (MBIA Insured)
                #5.90% Due 8/15/2013.........................................    YAAA     2004 @ 100          $      96,619
     160,000  Yoakum, Texas, Hospital District, Unlimited Tax-General
                Obligation Bonds, Series 1994 (Bank Qualified) MBIA Insured**
                5.50% Due 2/15/2015..........................................    YAAA     2003 @ 100                146,987
     500,000  Victoria County, Texas, Hospital Revenue Bonds, Series 1994
                (Citizen's Medical Center Issue) AMBAC Indemnity Insured                  2004 @ 102
                #6.25% Due 1/1/2016..........................................    YAAA     2011 @ 100 S.F.           493,800
     500,000  Lower Colorado River Authority (Texas) Junior Lien Revenue
                Refunding Bonds, Fourth Supplemental Series (FSA Insured)                 2002 @ 102
                #5.625% Due 1/1/2017.........................................     AAA     2015 @ 100 S.F.           459,400
     590,000  Clear Lake City, Texas, Water Authority, Waterworks and Sewer
                System Combined Tax and Revenue Bonds, Series 1993B (MBIA
                Insured)
                #5.00% Due 3/1/2017..........................................     AAA     2003 @ 100                501,016
     200,000  Harris County, Texas, Toll Road Senior Lien Revenue Refunding
                Bonds, Series 1994 (FGIC Insured)                                         2004 @ 102
                #5.375% Due 8/15/2020........................................     AAA     2017 @ 100 S.F.           176,278
     500,000  Sabine River Authority, Texas, Pollution Control Revenue
                Refunding Bonds (Texas Utilities Electric Company Project)
                Series 1992 (FGIC Insured)
                #6.55% Due 10/1/2022.........................................     AAA     2002 @ 102                511,770
     500,000  Matagorda County, Texas, Navigation District No. 1, Pollution
                Control Revenue Refunding Bonds, Series 1993 (Central Power &
                Light Company Project) MBIA Insured
                6.00% Due 7/1/2028...........................................     AAA     2003 @ 102                479,010
$  3,050,000                                                                                                  $   2,864,880

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                         Maryland QUALITY-- Series 64                       55

MARYLAND QUALITY TRUST

      GENERAL. The Maryland Quality Trust consists of 8 issues of Securities. None of the Bonds in the Maryland Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Maryland Quality Trust) as follows: Health Care, 3 (33%); Multi-Family Mortgage Revenue, 2 (32%); Retail Electric/Gas, 2 (32%) and Certificates of Participation, 1 (3%). No Bond issue has received a provisional or conditional rating.

     SPECIAL CONSIDERATIONS. The public indebtedness of the State of Maryland, its instrumentalities and its local governments is divided into three basic types. The State, and the counties and municipalities of the State, issue general obligation bonds for capital improvements and for various projects to the payment of which an ad valorem property tax is exclusively pledged.

     Certain authorities of the State and certain local governments issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the issuer has no liability and has given no moral obligation assurance. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

     The special authorities of the State and local government entities have outstanding bonds backed exclusively by revenues derived from projects and facilities financed by the bond issue. The holders of these bonds have no claim against the general credit of the State or any governmental unit for the payment of those bonds.

     There is no general debt limit imposed on the State of Maryland by the State Constitution or public general laws, but a special committee created by statute annually makes an estimate of the maximum amount of new general obligation debt that the State may prudently authorize.

     There can be no assurance that particular bond issues may not be adversely affected by changes in State or local economic or political conditions. Investors are, therefore, advised to study with care the Portfolio for the Maryland Quality Trust appearing elsewhere in this Prospectus and consult their own investment advisers as to the merits of particular issues in that Portfolio.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Maryland Quality Trust Units, see "Other Matters-Federal Tax Status".

     In the opinion of Weinberg and Green, special counsel to the Fund for Maryland tax matters, under existing Maryland income tax law applicable to taxpayers whose income is subject to Maryland income taxation:

     (1) For Maryland State and local income tax purposes, the Maryland Quality Trust will not be recognized as an association taxable as a corporation, but rather as a fiduciary whose income will not be subject to Maryland State and local income taxation.
     (2) To the extent that interest derived from the Maryland Quality Trust by a Unitholder with respect to the obligations of the State of Maryland and its political subdivisions is excludable from Federal gross income, such interest will not be subject to Maryland State or local income taxes. Interest paid to a "financial institution" will be subject to the Maryland State franchise tax on financial institutions.
     (3) In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended from time to time, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds constitutes a tax preference item for the purpose of calculating the federal alternative minimum tax. Accordingly, if the Maryland Quality Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable in Maryland.
     (4) Capital gain, including gain realized by a Unitholder from the redemption, sale or other disposition of a Unit, will be included in the Maryland taxable base of Unitholders for Maryland State and local income taxation purposes. However, Maryland defines the taxable net income of individuals as Federal adjusted gross income with certain modifications. Likewise, the Maryland taxable net income of corporations is Federal taxable income with certain modifications. There is available to Maryland income taxpayers a modification which allows those taxpayers to subtract from the Maryland taxable base the gain included in Federal adjusted gross income or Federal taxable income, as the case may be, which is realized from the disposition of Securities by the Maryland Quality Trust. Consequently, by making that modification, a

56                       Maryland QUALITY-- Series 64
        Unitholder who is entitled to make the subtraction modification will not be subject to Maryland State or local income tax with respect to gain realized upon the disposition of Securities by the Maryland Quality Trust. Profit realized by a "financial institution" from the sale or exchange of Bonds will be subject to the Maryland Franchise Tax.

     These opinions relate only to the treatment of the Maryland Quality Trust and the Units under the Maryland State and local income tax laws and Maryland franchise tax laws. Unitholders should consult tax counsel as to other Maryland tax consequences not specifically considered in these opinions. For example, no opinion is expressed as to the treatment of the Units under the Maryland inheritance and estate tax laws.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   58.59
      Less: Estimated Annual Expense per Unit..................................................................  $    2.08
      Estimated Net Annual Interest Income per Unit............................................................  $   56.51
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   56.51
      Divided by 12............................................................................................  $    4.71
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15698
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F2><F3>...........................................       5.65%
ESTIMATED LONG-TERM RETURN <F1><F2><F3>........................................................................       5.71%
Initial Distribution (August 1994).............................................................................  $    3.92
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F3>....................................................................  $    4.71
PURCHASED INTEREST <F4>........................................................................................  $    9.77

Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        AUGUST 15, 1994

<F1> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F2> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F3> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F4> See "Unitholder Explanations--Purchased and Accrued Interest".

                         Maryland QUALITY-- Series 64                       57

MARYLAND INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 64 (IM-IT AND QUALITY MULTI-SERIES 225)
PORTFOLIO AS OF JUNE 28, 1994

                                                                                                               OFFERING
                                                                                                               PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                    RATING<F2>                           MARYLAND
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR             STANDARD              REDEMPTION          QUALITY
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                           & POOR'S   MOODY'S    FEATURE<F3>         TRUST<F4>
$    100,000  Maryland State Certificates of Participation
                Refunding (St. Mary's Multi-Service Center Project)
                #5.625% Due 6/1/2011...............................     AA         Aa      2004 @ 102          $      95,794
     500,000  Baltimore County, Maryland, Mortgage Revenue
                Refunding Bonds, Series 1994A (FHA Insured Mortgage
                Loan-Silver Spring Station Apartments Project)
                6.70% Due 11/1/2019................................    YAAA        N/R     2003 @ 102                512,765
     250,000  Maryland State Health and Higher Educational
                Facilities Authority, Revenue Refunding Bonds,
                Series 1993 (Suburban Hospital)                                            2003 @ 102
                #5.125% Due 7/1/2021...............................      A         A1      2014 @ 100 S.F.           213,363
     500,000  Maryland State Health and Higher Educational
                Facilities Authority, Revenue Project and Refunding
                Bonds (Peninsula Regional Medical Center Issue)
                Series 1993                                                                2003 @ 102
                #5.00% Due 7/1/2023................................      A          A      2013 @ 100 S.F.           413,555
     500,000  Montgomery County, Maryland, Pollution Control
                Revenue Refunding Bonds (Potomac Electric Power
                Company Project) Series 1994
                5.375% Due 2/15/2024...............................     A+         A1      2004 @ 102                440,745
     500,000  Anne Arundel County, Maryland, Pollution Control
                Revenue Refunding Bonds, Series 1994 (Baltimore Gas
                and Electric Company Project)
                #6.00% Due 4/1/2024................................     YA         A2      2004 @ 102                485,645
     250,000  Maryland State Health and Higher Educational
                Facilities Authority, Revenue Bonds, Series 1994
                (Maryland General Hospital Issue) MBIA Insured                             2004 @ 102
                #6.20% Due 7/1/2024................................    YAAA        Aaa     2020 @ 100 S.F.           251,875
     500,000  City of Frederick, Maryland, Mortgage Revenue
                Refunding Bonds, Series 1993A (FHA Insured Mortgage
                Loan-Willowdale Garden Apartments Project)
                6.30% Due 4/1/2026.................................     AAA        N/R     2003 @ 103                492,400
$  3,100,000                                                                                                   $   2,906,142

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

58                           Notes to Portfolios

NOTES TO PORTFOLIOS:
AS OF THE DATE OF DEPOSIT: JUNE 28, 1994
(1) All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from June 7, 1994 to June 27, 1994. These Securities have expected settlement dates ranging from June 28, 1994 to July 19, 1994 (see "Unitholder Explanations").

(2) All ratings are by Standard & Poor's Corporation unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters-- Description of Securities Ratings".
(3) There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal Tax Status".
(4) Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").

(5) Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:

                                          ANNUAL                      PROFIT
                                         INSURANCE      COST TO     (LOSS) TO   ANNUAL INTEREST   BID SIDE EVALUATION
TRUST                                      COST         SPONSOR      SPONSOR    INCOME TO TRUST        OF BONDS
IM-IT.................................      --       $   8,539,596  $   48,070   $      543,925     $     8,516,056
Arkansas IM-IT........................   $     880   $   2,873,106  $ ( 23,553)  $      165,788     $     2,827,844
Massachusetts IM-IT...................      --       $   2,848,071  $    8,354   $      176,463     $     2,833,425
Pennsylvania IM-IT....................      --       $   2,929,405  $   13,081   $      181,156     $     2,919,106
Texas IM-IT...........................      --       $   2,876,536  $ ( 11,656)  $      177,075     $     2,841,625
Maryland Quality......................      --       $   2,891,477  $   14,665   $      180,813     $     2,882,188

                             Notes to Portfolios                            59

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.
     Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:

                                            PERCENT OF
                                        AGGREGATE PRINCIPAL     RANGE OF DAYS SUBSEQUENT
TRUST                                         AMOUNT            TO FIRST SETTLEMENT DATE
IM-IT...............................            14%                   7 to 13 days
Arkansas IM-IT......................            0%                         --
Massachusetts IM-IT.................            0%                         --
Pennsylvania IM-IT..................            0%                         --
Texas IM-IT.........................            5%                    7 days
Maryland Quality....................            0%                         --

     On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts were higher than the bid side evaluations of such Securities by 0.78%, 0.72%, 0.76%, 0.74%, 0.76% and 0.77%, respectively, of the aggregate principal amounts of such Securities.
     "#" indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".
(6) This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 1% and 5% of the aggregate principal amount of the Securities in the IM-IT and Arkansas IM-IT Trust, respectively, are "zero coupon" bonds.

60                               Underwriting

     UNDERWRITING. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

      NAME                                         ADDRESS                                                    IM-IT UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  5,059
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                 1,500
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  500
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                           250
Dain Bosworth Incorporated                  100 Dain Tower, Minneapolis, Minnesota 55402                            100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Ferris, Baker Watts, Inc.                   100 Light Street, Baltimore, Maryland 21203                             100
Fidelity Capital Markets                    161 Devonshire Street D4, Boston, Massachusetts 02110                   100
  A Division of National Financial
  Services
  Corporation
First of Michigan Corporation               100 Renaissance Center, 26th Floor, Detroit, Michigan 48243             100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
J. J. B. Hilliard, W. L. Lyons, Inc.        501 South Fourth Street, Louisville, Kentucky 40202                     100
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601               100
Linsco/Private Ledger Financial Services,   5871 Oberlin Drive, San Diego, California 92121                         100
  Inc.
Mabon Securities Corp.                      One Liberty Plaza, 165 Broadway, New York, New York 10006               100
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas             100
                                              75201
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                   100
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                             100
Smith Barney Inc.                           2 World Trade Center, 101st Floor, New York, New York 10048             100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                        100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida             100
                                              33701
B. C. Ziegler and Company                   215 North Main Street, West Bend, Wisconsin 53095                       100
                                                                                                                  9,109

                                                                                                               ARKANSAS
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,274
Stephens Inc.                               111 Center Street, Little Rock, Arkansas 72201                          250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
Smith Barney Inc.                           2 World Trade Center, 101st Floor, New York, New York 10048             100
                                                                                                                  3,024

                                                                                                             MASSACHUSETTS
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,533
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                        100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
                                                                                                                  3,033

                                 Underwriting                               61

                                                                                                             PENNSYLVANIA
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,009
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           500
  Unit Investment Trust Department            10292
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                        100
Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania              100
                                              19103
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia             100
                                              23219
                                                                                                                  3,109

                                                                                                                 TEXAS
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,292
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           250
  Unit Investment Trust Department            10292
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Smith Barney Inc.                           2 World Trade Center, 101st Floor, New York, New York 10048             100
                                                                                                                  3,042

                                                                                                               MARYLAND
                                                                                                             QUALITY TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,486
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Ferris, Baker Watts, Inc.                   100 Light Street, Baltimore, Maryland 21203                             100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia             100
                                              23219
                                                                                                                  3,086

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

     Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers,

62                               Underwriting
dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

                             Trust Administration                           63

FUND ADMINISTRATION AND EXPENSES

     SPONSOR. Van Kampen Merritt Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen Merritt Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen Merritt Inc. management owns a significant minority equity position. Van Kampen Merritt Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1993 the total stockholders' equity of Van Kampen Merritt Inc. was $122,167,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of March 31, 1994, the Sponsor and its affiliates managed or supervised approximately $36.5 billion of investment products, of which over $24 billion is invested in municipal securities. The Sponsor and its affiliates managed $22.5 billion of assets, consisting of $8.2 billion for 21 open end mutual funds, $8.0 billion for 34 closed-end funds and $6.3 billion for 51 institutional accounts. The Sponsor has also deposited approximately $24 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipal Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $14 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen Merritt Inc. is the sponsor of the various series of the trusts listed below and the distributor of the mutual funds and closed-end funds listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

                 NAME OF TRUST                                         TRUST INVESTMENT OBJECTIVE
Insured Municipals Income Trust................  Tax-exempt income by investing in insured municipal securities
California Insured Municipals Income Trust.....  Double tax-exemption for California residents by investing in insured
                                                 California municipal securities
New York Insured Municipals Income Trust.......  Double and in certain cases triple tax-exemption for New York residents by investing in insured New York municipal securities
Pennsylvania Insured Municipals Income Trust...  Double and in certain cases triple tax-exemption for Pennsylvania residents by investing in insured Pennsylvania municipal securities
Insured Municipals Income Trust, Insured         Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state or in
 (Premium Bond Series, National, Limited           territories or possessions of the United States-- providing
 Maturity, Intermediate, Short Intermediate,       exemptions from all state income tax for residents of such state
 Discount, Alabama, Arizona, Arkansas,             (except for the Oklahoma IM-IT Trust where a portion of the income of
 California, California Intermediate,              the Trust is subject to the Oklahoma state income tax)
 California Intermediate Laddered Maturity,
 California Premium, Colorado, Connecticut,
 Florida, Florida Intermediate, Florida
 Intermediate Laddered Maturity, Georgia,
 Louisiana, Massachusetts, Massachusetts
 Premium, Michigan, Michigan Intermediate,
 Michigan Intermediate Laddered Maturity,
 Michigan Premium, Minnesota, Missouri,
 Missouri Intermediate Laddered Maturity,
 Missouri Premium, New Jersey, New Jersey
 Intermediate Laddered Maturity, New Mexico,
 New York, New York Intermediate, New York
 Intermediate Laddered Maturity, New York
 Limited Maturity, Ohio, Ohio Intermediate,
 Ohio IM-IT Intermediate Laddered Maturity,
 Ohio Premium, Oklahoma, Pennsylvania,
 Pennsylvania Intermediate, Pennsylvania
 Intermediate Laddered Maturity, Pennsylvania
 Premium, Tennessee, Texas, Washington, West
 Virginia)
Insured Tax Free Bond Trust....................  Tax-exempt income by investing in insured municipal securities
Insured Tax Free Bond Trust, Insured             Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state--providing
 (National, Limited Maturity, New York)            exemptions from state income tax for residents of such state

64                           Trust Administration
                 NAME OF TRUST                                   TRUST INVESTMENT OBJECTIVE (Continued)
Investors' Quality Tax-Exempt Trust............  Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust,             Tax-exempt income by investing in municipal securities; all issuers of
  Multi-Series.................................  bonds in a state trust are located in such state or in territories or
 (National, National AMT, Intermediate,            possessions of the United States--providing exemptions from state
 Alabama, Arizona, Arkansas, California,           income tax for residents of such state
 Colorado, Connecticut, Delaware, Florida,
 Georgia, Kansas, Kentucky, Maine, Maryland,
 Massachusetts, Michigan, Minnesota, Missouri,
 Nebraska, New Jersey, New York, North
 Carolina, Ohio, Oregon, Pennsylvania, South
 Carolina, Virginia)
Investors' Quality Municipals Trust, AMT         Tax-exempt income for investors not subject to the alternative minimum
  Series.......................................  tax by investing in municipal securities, some or all of which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust..............  Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income       Taxable income by investing in government-backed GNMA securities
  Trust........................................
Van Kampen Merritt International Bond Income     High current income through an investment in a diversified portfolio of
  Trust........................................  foreign currency denominated corporate debt obligations
Van Kampen Merritt Insured Income Trust........  High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or intermediate-term corporate debt securities
Van Kampen Merritt Utility Income Trust........  High dividend income and capital appreciation by investing in common stock of electric utilities
Van Kampen Merritt Blue Chip Opportunity         Provide the potential for capital appreciation and income by investing
  Trust........................................  in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones Industrial
                                                   Average*
Van Kampen Merritt Blue Chip Opportunity and     Protect Unitholders' capital and provide the potential for capital
  Treasury Trust...............................    appreciation and income by investing a portion of its portfolio in
                                                   "zero coupon" U.S. Treasury obligations and the remainder of the trust's portfolio in actively traded, New York Stock Exchange listed equity securities which at the time of the creation of the trust were components of the Dow Jones Industrial Average*
Van Kampen Merritt Emerging Markets Income       High current income consistent with preservation of capital through a
  Trust........................................  diversified investment in a fixed portfolio primarily consisting of
                                                   Brady Bonds of emerging market countries that have restructured sovereign debt pursuant to the framework of the Brady Plan
Van Kampen Merritt Global Telecommunications     Provide the potential for capital appreciation and income consistent
  Trust........................................  with the preservation of invested capital, by investing in a portfolio of equity securities which provide equipment for or services to the telecommunications industry
Van Kampen Merritt Global Energy Trust.........  Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities diversified within the energy industry
Strategic Ten Trust............................  Provide an above average total return through a combination of
 (United States, United Kingdom, and Hong Kong   potential capital appreciation and dividend income, consistent with
 Portfolios)                                       preservation of invested capital, by investing in a portfolio of common stocks of the ten companies in a recognized stock exchange index having the highest dividend yields
              NAME OF MUTUAL FUND                                       FUND INVESTMENT OBJECTIVE
Van Kampen Merritt U.S. Government Fund........  High current income by investing in U.S. Government securities
Van Kampen Merritt Insured Tax Free Income       High current income exempt from Federal income taxes by investing in
 Fund..........................................  insured municipal securities
Van Kampen Merritt Municipal Income Fund.......  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Tax Free High Income Fund...  High current income exempt from Federal income taxes by investing in medium and lower grade municipal securities
Van Kampen Merritt California Insured Tax Free   High current income exempt from Federal and California income taxes by
 Fund..........................................  investing in insured California municipal securities
Van Kampen Merritt High Yield Fund.............  Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
                                                  The Fund will seek capital appreciation as a secondary objective
Van Kampen Merritt Growth and Income Fund......  Long-term growth of both capital and dividend income by investing in dividend paying common stocks
Van Kampen Merritt Pennsylvania Tax Free Income  High current income exempt from Federal and Pennsylvania state and
 Fund..........................................  local income taxes by investing in medium and lower grade Pennsylvania municipal securities
Van Kampen Merritt Money Market Fund...........  High current income by investing in a broad range of money market instruments that will mature within twelve months
Van Kampen Merritt Tax Free Money Fund.........  High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve months

* The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

                             Trust Administration                           65
              NAME OF MUTUAL FUND                                 FUND INVESTMENT OBJECTIVE (Continued)
Van Kampen Merritt Short-Term Global Income      High current income by investing in a global portfolio of high quality
 Fund..........................................  debt securities denominated in various currencies having remaining maturities of not more than three years
Van Kampen Merritt Adjustable Rate U.S.          High level of current income with a relatively stable net asset value
 Government Fund...............................  investing in U.S. Government securities
Van Kampen Merritt Limited Term Municipal        High level of current income exempt from federal income tax, consistent
 Income Fund...................................  with preservation of capital
Van Kampen Merritt Utility Fund................  Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income securities issued by companies engaged in the utilities industry
Van Kampen Merritt Strategic Income Fund.......  Provide shareholders with high current income. The Fund will seek capital appreciation as a secondary objective

            NAME OF CLOSED-END FUND                                     FUND INVESTMENT OBJECTIVE
Van Kampen Merritt Municipal Income Trust......  High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment grade municipal securities
Van Kampen Merritt California Municipal          High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Intermediate Term High        High current income while seeking to preserve shareholders' capital by
 Income Trust..................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Limited Term High Income      High current income while seeking to preserve shareholders' capital by
 Trust.........................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Prime Rate Income Trust.....  High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior loans
Van Kampen Merritt Investment Grade Municipal    High current income exempt from Federal income tax, consistent with
 Trust.........................................  preservation of capital
Van Kampen Merritt Municipal Trust.............  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt California Quality Municipal  High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Florida Quality Municipal     High current income exempt from Federal income taxes and Florida
 Trust.........................................  intangible personal property taxes with safety of principal by investing in a diversified portfolio of investment grade Florida municipal securities
Van Kampen Merritt New York Quality Municipal    High current income exempt from Federal as well as New York State and
 Trust.........................................  New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade New York municipal securities
Van Kampen Merritt Ohio Quality Municipal        High current income exempt from Federal and Ohio income taxes with
 Trust.........................................  safety of principal by investing in a diversified portfolio of investment grade Ohio municipal securities
Van Kampen Merritt Pennsylvania Quality          High current income exempt from Federal and Pennsylvania income taxes
 Municipal Trust...............................  with safety of principal by investing in a diversified portfolio of investment grade Pennsylvania municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital
Van Kampen Merritt Trust for Insured             High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital by investing in a diversified portfolio of municipal securities which are covered by insurance with respect to timely payment of principal and interest
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and California income
 CA Municipals.................................   taxes, consistent with preservation of capital by investing in a diversified portfolio of California municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes,
 FL Municipals.................................   consistent with preservation of capital. The Fund also seeks to offer its Shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes and New
 NJ Municipals.................................   Jersey gross income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal as well as from New
 NY Municipals.................................   York State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and Pennsylvania
 PA Municipals.................................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity         High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Municipal Income    High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Pennsylvania        High level of current income exempt from Federal and Pennsylvania
 Municipal Income Trust........................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Strategic Sector Municipal    Provide common shareholders with a high level of current income exempt
 Trust.........................................  from Federal income taxes, consistent with preservation of capital
Van Kampen Merritt Value Municipal Income        High level of current income exempt from Federal income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt California Value Municipal    High level of current income exempt from Federal and California income
 Income Trust..................................  taxes, consistent with preservation of capital
Van Kampen Merritt Massachusetts Value           High level of current income exempt from Federal income taxes and
 Municipal Income Trust........................   Massachusetts personal income taxes, consistent with preservation of capital
Van Kampen Merritt New Jersey Value Municipal    High level of current income exempt from Federal income taxes and New
 Income Trust..................................   Jersey gross income tax, consistent with preservation of capital

66                           Trust Administration
            NAME OF CLOSED-END FUND                               FUND INVESTMENT OBJECTIVE (Continued)
Van Kampen Merritt New York Value Municipal      High level of current income exempt from Federal as well as New York
 Income Trust..................................   State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Ohio Value Municipal Income   High level of current income exempt from Federal and Ohio income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt Pennsylvania Value Municipal  High level of current income exempt from Federal and Pennsylvania
 Income Trust..................................   income taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust   High level of current income exempt from federal income tax, consistent
 II............................................  with preservation of capital
Van Kampen Merritt Florida Municipal             High level of current income exempt from federal income tax, consistent
 Opportunity Trust.............................  with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Advantage Municipal Income    Provide common shareholders with a high level of current income exempt
 Trust II......................................  from federal income tax, consistent with preservation of capital
Van Kampen Merritt Select Sector Municipal       To provide common shareholders with a high level of current income
 Trust.........................................  exempt from federal income tax, consistent with preservation of capital

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

     COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder

                             Trust Administration                           67
Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     TRUSTEE'S FEE. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided" and "Trustee" above.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is

68                           Trust Administration
determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering-- Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

     If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

     SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

     INSURANCE PREMIUMS. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts.

                             Trust Administration                           69

     The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT or a State Trust or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of an IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trust. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable

70                           Trust Administration
after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus Purchased Interest, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Purchased and Accrued Interest--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price, plus Purchased Interest plus interest accrued to the date of settlement in the manner described.

     The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations-- Public Offering".

     To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

     SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units (excluding Purchased Interest) as indicated under "Unitholder

                             Trust Administration                           71
Explanations--Public Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public Offering--General".

     The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $22.00 and $35.00 per Unit of any IM-IT, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 Units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor will receive from the Managing Underwriters of the Massachusetts IM-IT Trust (who underwrites 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual Massachusetts IM-IT Trust will receive an additional $2.00 per each such Unit. Also, the Sponsor will receive from the Managing Underwriters of the Maryland Quality Trust (who underwrite 15% of the respective Trust or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the respective trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Maryland Quality Trust will receive an additional $2.00 per each such Unit. Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

     As stated under "Unitholder Explanations--Public Offering--Market for Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

72                              Other Matters

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Friday, Eldredge & Clark has acted as special counsel to the Fund for Arkansas tax matters. Weinberg & Green has acted as special counsel to the Fund for Maryland tax matters. Peabody & Arnold has acted as special counsel to the Fund for Massachusetts tax matters. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Leonard Hurt Terry & Blinn has acted as special counsel to the Fund for Texas tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

     In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:
     (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;
     (2) Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;
     (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and
     (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer

                                Other Matters                               73
        of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

     In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

     Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

     In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

     In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

74                              Other Matters

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

     In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

     In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

     Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

     For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

                                Other Matters                               75

DESCRIPTION OF SECURITIES RATINGS*

      STANDARD & POOR'S CORPORATION. A Standard & Poor's Corporation ("Standard & Poor's") corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

     The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

     The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

     The ratings are based, in varying degrees, on the following considerations:
      I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.
     II. Nature of and provisions of the obligation.
     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

     A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

     BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

*As published by the rating companies.

76                              Other Matters

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Merritt Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 225 (IM-IT, Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts):

        We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 225 (IM-IT, Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts) as of June 28, 1994. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 225 (IM-IT, Arkansas IM-IT, Massachusetts IM-IT, Pennsylvania IM-IT, Texas IM-IT and Maryland Quality Trusts) as of June 28, 1994, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON

   June 28, 1994

                                Other Matters                               77

                       INSURED MUNICIPALS INCOME TRUST
                                     AND
                     INVESTORS' QUALITY TAX-EXEMPT TRUST
                               MULTI-SERIES 225
                           STATEMENTS OF CONDITION
                             AS OF JUNE 28, 1994

                                                                                                 ARKANSAS       MASSACHUSETTS
    INVESTMENT IN SECURITIES                                                      IM-IT         IM-IT TRUST      IM-IT TRUST
Contracts to purchase tax-exempt securities <F1><F2><F4>...................   $   8,587,666    $   2,849,553    $   2,856,425
Accrued interest to the First Settlement Date <F1><F4>.....................          78,905           28,303           62,524
         Total.............................................................   $   8,666,571    $   2,877,856    $   2,918,949
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Accrued interest payable to Sponsor <F1><F4>.............................   $          --    $         672    $      33,114
Interest of Unitholders--
      Cost to investors <F3>...............................................       9,109,000        3,024,000        3,033,000
  Less: Gross underwriting commission <F3>.................................         442,429          146,816          147,165
         Net interest to Unitholders <F1><F3><F4>..........................       8,666,571        2,877,184        2,885,835
         Total.............................................................   $   8,666,571    $   2,877,856    $   2,918,949

<F1> The aggregate value of the Securities listed under "Portfolio" for each
     Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price". The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                                  OFFERING        ACCRUED
                                                                   PRINCIPAL        PRICE       INTEREST TO
                                                    AMOUNT OF      AMOUNT OF      OF BONDS       EXPECTED
                                                    LETTER OF     BONDS UNDER       UNDER        DELIVERY
                                                     CREDIT        CONTRACTS      CONTRACTS        DATES
IM-IT...........................................  $   8,663,659  $   9,140,000  $   8,587,666   $    75,993
Arkansas IM-IT Trust............................  $   2,874,495  $   3,010,000  $   2,849,553   $    24,942
Massachusetts IM-IT Trust.......................  $   2,916,488  $   3,015,000  $   2,856,425   $    60,063

<F2> Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.
<F3> The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General-- Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.
<F4> Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

78                              Other Matters

                       INSURED MUNICIPALS INCOME TRUST
                                     AND
                     INVESTORS' QUALITY TAX-EXEMPT TRUST
                               MULTI-SERIES 225
                     STATEMENTS OF CONDITION (CONTINUED)
                             AS OF JUNE 28, 1994

                                                                              PENNSYLVANIA         TEXAS          MARYLAND
    INVESTMENT IN SECURITIES                                                   IM-IT TRUST      IM-IT TRUST     QUALITY TRUST
Contracts to purchase tax-exempt securities <F1><F2><F4>...................   $   2,942,486    $   2,864,880    $   2,906,142
Accrued interest to the First Settlement Date <F1><F4>.....................          14,917           61,009           63,539
         Total.............................................................   $   2,957,403    $   2,925,889    $   2,969,681
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Accrued interest payable to Sponsor <F1><F4>.............................   $          --    $      31,496    $      33,403
Interest of Unitholders--
      Cost to investors <F3>...............................................       3,109,000        3,042,000        3,086,000
  Less: Gross underwriting commission <F3>.................................         151,597          147,607          149,722
         Net interest to Unitholders <F1><F3><F4>..........................       2,957,403        2,894,393        2,936,278
         Total.............................................................   $   2,957,403    $   2,925,889    $   2,969,681

<F1> The aggregate value of the Securities listed under "Portfolio" for each
     Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price". The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                                  OFFERING        ACCRUED
                                                                   PRINCIPAL        PRICE       INTEREST TO
                                                    AMOUNT OF      AMOUNT OF      OF BONDS       EXPECTED
                                                    LETTER OF     BONDS UNDER       UNDER        DELIVERY
                                                     CREDIT        CONTRACTS      CONTRACTS        DATES
Pennsylvania IM-IT Trust........................  $   2,955,341  $   3,155,000  $   2,942,486   $    12,855
Texas IM-IT Trust...............................  $   2,922,819  $   3,050,000  $   2,864,880   $    57,939
Maryland Quality Trust..........................  $   2,966,784  $   3,100,000  $   2,906,142   $    60,642

<F2> Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.
<F3> The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General-- Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.
<F4> Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

                                Other Matters                               79

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

     As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1994. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $111,800. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

IM-IT

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET   5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00    15%      6.47%    7.06%    7.65%    8.24%    8.82%    9.41%   10.00%
 22.80 -  55.10   38.00 -  91.90    28       7.64     8.33     9.03     9.72    10.42    11.11    11.81
 55.10 - 115.00   91.90 - 140.00    31       7.97     8.70     9.42    10.14    10.87    11.59    12.32
115.00 - 250.00  140.00 - 250.00    36       8.59     9.38    10.16    10.94    11.72    12.50    13.28
  Over 250.00      Over 250.00    39.6       9.11     9.93    10.76    11.59    12.42    13.25    14.07

ARKANSAS

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80                   20.1%      6.26%    6.88%    7.51%    8.14%    8.76%    9.39%   10.01%
                 $    0 -  38.00  21.0       6.33     6.96     7.59     8.23     8.86     9.49    10.13
 22.80 -  55.10   38.00 -  91.90  33.0       7.46     8.21     8.96     9.70    10.45    11.19    11.94
 55.10 - 115.00   91.90 - 140.00  35.8       7.79     8.57     9.35    10.12    10.90    11.68    12.46
115.00 - 250.00  140.00 - 250.00  40.5       8.40     9.24    10.08    10.92    11.76    12.61    13.45
  Over 250.00      Over 250.00    43.8       8.90     9.79    10.68    11.57    12.46    13.35    14.23

MASSACHUSETTS

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET   5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  25.2%      7.35%    8.02%    8.69%    9.36%   10.03%   10.70%   11.36%
 22.80 -  55.10   38.00 -  91.90  36.6       8.68     9.46    10.25    11.04    11.83    12.62    13.41
 55.10 - 115.00   91.90 - 140.00  39.3       9.06     9.88    10.71    11.53    12.36    13.18    14.00
115.00 - 250.00  140.00 - 250.00  43.7       9.77    10.66    11.55    12.43    13.32    14.21    15.10
  Over 250.00      Over 250.00    46.9      10.36    11.30    12.24    13.18    14.12    15.07    16.01

80                              Other Matters

PENNSYLVANIA

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*    5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  17.4%      6.05%    6.66%    7.26%    7.87%    8.47%    9.08%    9.69%
 22.80 -  55.10   38.00 -  91.90  30.0       7.14     7.86     8.57     9.29    10.00    10.71    11.43
 55.10 - 115.00   91.90 - 140.00  32.9       7.45     8.20     8.94     9.69    10.43    11.18    11.92
115.00 - 250.00  140.00 - 250.00  37.8       8.04     8.84     9.65    10.45    11.25    12.06    12.86
  Over 250.00      Over 250.00    41.3       8.52     9.37    10.22    11.07    11.93    12.78    13.63

*The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax, accordingly; residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

TEXAS

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*    5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00    15%      5.88%    6.47%    7.06%    7.65%    8.24%    8.82%    9.41%
 22.80 -  55.10   38.00 -  91.90    28       6.94     7.64     8.33     9.03     9.72    10.42    11.11
 55.10 - 115.00   91.90 - 140.00    31       7.25     7.97     8.70     9.42    10.14    10.87    11.59
115.00 - 250.00  140.00 - 250.00    36       7.81     8.59     9.38    10.16    10.94    11.72    12.50
  Over 250.00      Over 250.00    39.6       8.28     9.11     9.93    10.76    11.59    12.42    13.25

*The State of Texas currently imposes no income tax on individuals; accordingly, the table reflects only exemption from Federal income taxes.

MARYLAND

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*  5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  19.3%      6.82%    7.43%    8.05%    8.67%    9.29%    9.91%   10.53%
 22.80 -  55.10   38.00 -  91.90  31.6       8.04     8.77     9.50    10.23    10.96    11.70    12.43
                  91.90 - 140.00  34.5       8.40     9.16     9.92    10.69    11.45    12.21    12.98
 55.10 - 115.00                   35.1       8.47     9.24    10.02    10.79    11.56    12.33    13.10
115.00 - 250.00  140.00 - 250.00  39.8       9.14     9.97    10.80    11.63    12.46    13.29    14.12
  Over 250.00      Over 250.00    43.2       9.68    10.56    11.44    12.32    13.20    14.08    14.96

*The table does not reflect the effect of the exemption of the Trust from local, county and city taxes. Residents of most Maryland localities, including Montgomery County and the City and County of Baltimore, are subject to taxes and therefore would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen Merritt sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

                                Other Matters                               81

ESTIMATED CASH FLOWS TO UNITHOLDERS

     The tables below set forth the per Unit estimated distributions of interest, principal and rebates of Purchased Interest to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
August        1994                            $4.02                                     $ 4.02
September     1994  - June          2005       4.83                                       4.83
July          2005                             4.51       $109.78        $1.03          115.32
August        2005  - November      2006       4.24                                       4.24
December      2006                             4.24         54.89          .54           59.67
January       2007  - April         2014       3.94                                       3.94
May           2014                             3.80         56.53          .47           60.80
June          2014  - January       2016       3.67                                       3.67
February      2016                             3.38        109.79         1.00          114.17
March         2016  - August        2019       3.11                                       3.11
September     2019                             3.04         32.93          .26           36.23
October       2019  - August        2021       2.97                                       2.97
September     2021                             2.97         13.72                        16.69
October       2021  - September     2022       2.97                                       2.97
October       2022                             2.97         76.85          .56           80.38
November      2022                             2.66                                       2.66
December      2022                             2.36        109.78         1.00          113.14
January       2023  - May           2024       2.09                                       2.09
June          2024                             2.02         27.45          .25           29.72
July          2024  - June          2026       1.95                                       1.95
July          2026                             1.95        109.78          .94          112.67
August        2026  - December      2029       1.42                                       1.42
January       2030                             1.42        109.78         1.00          112.20
February      2030  - December      2031        .86                                        .86
January       2032                              .86         82.34          .61           83.81
February      2032  - December      2032        .52                                        .52
January       2033                              .52        109.78         1.00          111.30

82                              Other Matters

ARKANSAS IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
August        1994                            $ 3.65                                    $  3.65
September     1994 - May            2006        4.38                                       4.38
June          2006                              4.38      $198.41        $ 2.03          204.82
July          2006 - May            2013        3.39                                       3.39
June          2013                              3.39        52.90                         56.29
July          2013 - May            2015        3.38                                       3.38
June          2015                              3.38        90.93           .76           95.09
July          2015                              3.02       198.41          2.15          203.58
August        2015 - June           2017        1.96                                       1.96
July          2017                              1.96       198.41          2.02          202.39
August        2017 - June           2018        1.00                                       1.00
July          2018                              1.00        90.94           .79           92.73
August        2018 - May            2019         .61                                        .61
June          2019                               .61       165.35          1.38          167.34

                                Other Matters                               83

MASSACHUSETTS IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
August        1994                            $ 3.90                                    $  3.90
September     1994 - June           2004        4.68                                       4.68
July          2004                              4.68      $247.27        $ 2.71          254.66
August        2004 - January        2013        3.35                                       3.35
February      2013                              3.03       120.35          1.20          124.58
March         2013 - June           2013        2.76                                       2.76
July          2013                              2.36       214.31          2.18          218.85
August        2013 - February       2022        1.69                                       1.69
March         2022                              1.69       329.70          2.89          334.28
April         2022 - June           2023         .29                                        .29
July          2023                               .29        82.43           .72           83.44

84                              Other Matters

PENNSYLVANIA IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
August        1994                            $3.90                                     $  3.90
September     1994  - June          2004       4.69                                        4.69
July          2004                             4.69       $160.82        $.84            166.35
August        2004  - December      2013       3.85                                        3.85
January       2014                             3.85         80.41         .36             84.62
February      2014  - November      2014       3.49                                        3.49
December      2014                             3.21        114.18         .53            117.92
January       2015  - June          2015       2.96                                        2.96
July          2015                             2.58        160.83         .73            164.14
August        2015  - May           2021       2.24                                        2.24
June          2021                             2.24        160.82         .81            163.87
July          2021  - June          2022       1.44                                        1.44
July          2022                             1.44         32.17         .17             33.78
August        2022  - June          2023       1.28                                        1.28
July          2023                              .88        160.82         .75            162.45
August        2023  - May           2024        .54                                         .54
June          2024                              .54        144.74         .61            145.89

                                Other Matters                               85

TEXAS IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
August        1994                            $ 3.90                                    $  3.90
September     1994 - September      2004        4.68                                       4.68
October       2004                              4.68      $164.36        $ 1.79          170.83
November      2004 - August         2013        3.80                                       3.80
September     2013                              3.71        32.87           .32           36.90
October       2013 - February       2015        3.64                                       3.64
March         2015                              3.51        52.60           .48           56.59
April         2015 - December       2015        3.40                                       3.40
January       2016                              3.40       164.37          1.71          169.48
February      2016 - December       2016        2.57                                       2.57
January       2017                              2.57       164.36          1.54          168.47
February      2017                              1.81                                       1.81
March         2017                              1.81       193.95          1.62          197.38
April         2017 - August         2020        1.03                                       1.03
September     2020                               .87        65.75           .59           67.21
October       2020 - June           2028         .74                                        .74
July          2028                               .74       164.36          1.65          166.75

86                              Other Matters

MARYLAND QUALITY TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
August        1994                            $ 3.92                                    $  3.92
September     1994 - October        2005        4.71                                       4.71
November      2005                              4.71      $162.02        $ 1.81          168.54
December      2005 - June           2006        3.82                                       3.82
July          2006                              3.82        81.01           .84           85.67
August        2006 - May            2011        3.41                                       3.41
June          2011                              3.41        32.40           .30           36.11
July          2011 - June           2021        3.26                                       3.26
July          2021                              3.26        81.01           .69           84.96
August        2021 - June           2023        2.93                                       2.93
July          2023                              2.93       162.03          1.35          166.31
August        2023 - February       2024        2.27                                       2.27
March         2024                              1.89       162.02          1.45          165.36
April         2024                              1.56       162.02          1.62          165.20
May           2024 - March          2026         .77                                        .77
April         2026                               .77       162.02          1.71          164.50

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

          Title                                         Page
INTRODUCTION.....................................          2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION.......          3
UNITHOLDER EXPLANATIONS..........................          7
 Settlement of Bonds in the Trusts...............          7
   The Fund......................................          7
   Objectives and Securities Selection...........          8
   Portfolio Concentrations......................         10
   Replacement Bonds.............................         12
   Bond Redemptions..............................         13
   Distributions.................................         14
   Certificates..................................         14
 Estimated Current Returns and Estimated
   Long-Term Returns.............................         15
 Interest Earning Schedule.......................         15
   Calculation of Estimated Net Annual Interest
     Income......................................         15
 Purchased and Accrued Interest..................         16
   Purchased Interest............................         16
   Accrued Interest..............................         16
 Public Offering.................................         16
   General.......................................         16
   Offering Price................................         18
   Market for Units..............................         19
   Distributions of Interest and Principal.......         19
   Reinvestment Option...........................         20
   Redemption of Units...........................         21
   Reports Provided..............................         22
 Insurance on the Bonds in the Insured Trusts....         22

IM-IT............................................         29
ARKANSAS IM-IT TRUST.............................         31
MASSACHUSETTS IM-IT TRUST........................         36
PENNSYLVANIA IM-IT TRUST.........................         41
TEXAS IM-IT TRUST................................         49
MARYLAND QUALITY TRUST...........................         55

NOTES TO PORTFOLIOS..............................         61
UNDERWRITING.....................................         63
TRUST ADMINISTRATION.............................         66
 Fund Administration and Expenses................         66
   Sponsor.......................................         66
   Compensation of Sponsor and Evaluator.........         69
   Trustee.......................................         69
   Trustee's Fee.................................         70
   Portfolio Administration......................         70
   Sponsor Purchases of Units....................         71
   Insurance Premiums............................         71
   Miscellaneous Expenses........................         71
 General.........................................         72
   Amendment or Termination......................         72
   Limitation on Liabilities.....................         73
   Unit Distribution.............................         73
   Sponsor and Underwriter Compensation..........         74
OTHER MATTERS....................................         75
 Legal Opinions..................................         75
 Independent Certified Public Accountants........         75
FEDERAL TAX STATUS...............................         75
DESCRIPTION OF SECURITIES RATINGS................         78
REPORT OF INDEPENDENT CERTIFIED PUBLIC
 ACCOUNTANTS.....................................         79
STATEMENTS OF CONDITION..........................         80
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
 TABLES..........................................         82
ESTIMATED CASH FLOWS TO UNITHOLDERS..............         84

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

(R) denotes a registered trademark of Van Kampen Merritt Inc.

          P  R  O  S  P  E  C  T  U  S


          June 28, 1994


          LOGO

          INSURED MUNICIPALS INCOME TRUST

          AND

          INVESTORS' QUALITY TAX-EXEMPT TRUST,


          MULTI-SERIES 225



          IM-IT 328

          Arkansas IM-IT 1

          Massachusetts IM-IT 28

          Pennsylvania IM-IT 189

          Texas IM-IT 37

          Maryland Quality 64


         LOGO

         One Parkview Plaza        (R)
         Oakbrook Terrace, Illinois 60181
         Mellon Bank Center
         1735 Market Street, Suite 1300
         Philadelphia, Pennsylvania 19103
         Please retain this Prospectus for future reference.



                   Contents of Registration Statement


This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement among Van Kampen Merritt Inc., Depositor, and Wall Street Trust, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Bond Investors Guaranty Insurance Company
     (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton (to be supplied by amendment.

                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 227 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 7th day of July, 1994.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 227
                                       (Registrant)

                                    By Van Kampen Merritt Inc.
                                       (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on July 7, 1994.

  Signature                 Title

John C. Merritt     Chairman, Chief Executive     )
                      Officer and Director        )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )



                                                    Sandra A Waterworth
                                                    (Attorney-in-fact*)
_______________________________________________________________________
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust Multi-Series 203 (File No. 33-65744) and the same are hereby incorporated herein by this reference.